Exhibit 99.1


Li Auto

Li Auto Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code: 2015

2026 INTERIM REPORT

CONTENTS

COMPANY INFORMATION

Executive Directors
Mr. LI Xiang (李想) *(Chairman, CEO and Founder)*
Mr. LI Tie (李鐵)
Mr. MA Donghui (馬東輝)

Non-executive Directors
Mr. WANG Xing (王興)
Mr. FAN Zheng (樊錚)

Independent non-executive Directors
Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)

AUDIT COMMITTEE

Prof. XIAO Xing (肖星) *(Chairperson)*
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)

COMPENSATION COMMITTEE

Mr. ZHAO Hongqiang (趙宏強) *(Chairperson)*
Mr. LI Xiang (李想)
Mr. JIANG Zhenyu (姜震宇)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. JIANG Zhenyu (姜震宇) *(Chairperson)*
Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強)

JOINT COMPANY SECRETARIES

Mr. WANG Yang (王揚)
Ms. LAU Yee Wa (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. LI Tie (李鐵)
Ms. LAU Yee Wa (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

11 Wenliang Street
Shunyi District
Beijing 101399
the PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1912, 19/F
Lee Garden One, 33 Hysan Avenue
Causeway Bay, Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall, Cricket Square
Grand Cayman KY1-1102, Cayman Islands

PRINCIPAL BANKER

China Merchants Bank Co., Ltd.
China Merchants Bank Tower
No. 7088 Shennan Boulevard
Shenzhen
Guangdong, China

HONG KONG STOCK CODE

2015

NASDAQ SYMBOL

LI

COMPANY WEBSITE

ir.lixiang.com

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,		
	2025	**2026**	Change (%)
	(Unaudited)	**(Unaudited)**	
	(RMB in thousands, except for percentages)		
Revenues	56,172,427	**48,649,801**	(13.4)%
Gross profit	11,385,428	**4,644,100**	(59.2)%
Income/(Loss) from operations	1,098,672	**(5,299,640)**	N/A
Income/(Loss) before income tax	2,063,409	**(4,550,046)**	N/A
Net income/(loss)	1,743,581	**(3,981,289)**	N/A
Comprehensive income/(loss) attributable to the ordinary shareholders of Li Auto Inc.	1,499,289	**(4,428,787)**	N/A
Non-GAAP Financial Measures:			
Non-GAAP net income/(loss)	2,482,436	**(3,606,512)**	N/A

NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, such as non-GAAP net income/(loss), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

FINANCIAL PERFORMANCE HIGHLIGHTS

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the periods indicated.

	For the Six Months Ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Net income/(loss)	1,743,581	**(3,981,289)**
Share-based compensation expenses	738,855	**374,777**
Non-GAAP net income/(loss)[1]	2,482,436	**(3,606,512)**

1. Non-GAAP items have no tax impact for all the periods presented.

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first half of 2026, we remained the top-selling Chinese automotive brand in the RMB200,000 and higher new energy vehicle (NEV) market in China with a 12.1% market share, despite intense market competition and a major model refresh cycle. This was underpinned by our outstanding product strength. During the Reporting Period, we delivered 193,472 vehicles and recorded total revenues of RMB48.6 billion. As of June 30, 2026, our cumulative deliveries reached 1,733,687.

Products

By building and iterating our in-house technologies, we continued to create value for our users with a refreshed product portfolio that meets diverse user needs with enhanced experiences.

In the first half of 2026, we launched the all-new Li L9 and the all-new Li L8. Offered in Ultra and Livis trims, both models come standard with a 72.7 kWh 5C battery, our third-generation range extender, the Qualcomm Snapdragon 8797 chip, and steer-by-wire with rear-wheel steering. The Ultra trims are equipped with our third-generation dual-chamber dual-valve Magic Carpet air suspension and one proprietary MACH M100 chip, while the Livis trims are equipped with our proprietary 800V active suspension system, electro-mechanical brake (EMB), and two MACH M100 chips. The Li L9 Ultra and Li L9 Livis are priced at RMB459,800 and RMB509,800, respectively. The Li L8 Ultra and Li L8 Livis are priced at RMB369,800 and RMB429,800, respectively. Deliveries of the all-new Li L9 and the all-new Li L8 commenced in May and June 2026, respectively.

We remain committed to building our products to the highest standards. According to China Insurance Automotive Safety Index (C-IASI) evaluation results under the latest assessment protocol, in the first half of 2026, both the Li i8 and Li i6 received the highest ratings for occupant safety, pedestrian safety, assistance safety, and NEV-specific categories, along with a “G” rating for crashworthiness and repair economy.

Beyond smart vehicles, the capabilities of the Li AI glasses, Livis, continued to evolve. The June over-the-air (OTA) upgrade added six core features, including simultaneous interpretation and mobile device voice-assistant wake-up, and improved six aspects of the user experience, including video quality and transmission speed. Notably, its single-take recording length was extended to a maximum of seven hours, and video transmission time was shortened by approximately 20%, further elevating the user experience.

Research and Development (R&D)

We remain committed to the in-house development of core technologies to build a long-term competitive edge. Meanwhile, through deeper hardware-software co-design across chips, compilers, operating systems, and AI large models, we continued to maximize performance while driving ongoing cost optimization.

In the first half of 2026, the successful mass production and integrated in-vehicle deployment of our in-house MACH M100 chip and MACH VLA model marked a major milestone in achieving a full-stack closed loop across our core AI technologies.

As the world’s first high-compute on-device inference chip built on a dynamic dataflow architecture, the MACH M100 is manufactured using a 5nm automotive-grade process. It delivers 1,280 TOPS of compute per chip with a utilization rate of over 80%, which is double that of the previous architecture. The launch of the MACH M100 marks a full-chain in-house breakthrough for us, from architecture design and compiler development to thermal management and functional safety.

BUSINESS REVIEW AND OUTLOOK

In language intelligence models, we iterated on our in-house multimodal large language model, MindGPT, to develop MACH Mind-Pro and MACH Mind-Edge. MACH Mind-Pro is a cloud-based agent large model that covers a full spectrum of high-frequency in-vehicle scenarios, including vehicle control, smart mobility, working, conversation, and entertainment. It excels across four key commercial dimensions, namely token generation speed, quality of task completion, token usage cost, and end-to-end response latency. This makes it a highly cost-effective model that is ready for mass production and deployment. MACH Mind-Edge is the industry's first on-device native embodied AI agent to be truly deployed at scale in mass production. Multimodal streaming temporal modeling enables MACH Mind-Edge to continuously understand the dynamic physical world and possess causal reasoning and autonomous decision-making capabilities. It supports all-weather, proactive perception locally on the vehicle, calls on vehicle hardware in real time to achieve autonomous vehicle control, and enables multimodal interaction.

In machine intelligence models, our MACH VLA adopts a breakthrough native 3D ViT at its foundation. By achieving unified understanding of 3D space and semantics directly at the encoding stage and integrating LiDAR and visual information, the 3D ViT extends the visible range by 50% and evolves the model from imitation learning to human-like understanding-based learning. In addition, based on new-generation architecture, we unified the perception, prediction, and planning modules into a native multimodal MoE large model that aligns spatial perception, reasoning, and driving behavior within a single framework, significantly improving the efficiency and accuracy of risk anticipation, intent understanding, and decision execution. Going forward, we will continue to drive advancements in the assisted driving experience through larger model scale and training on data with higher precision and frame rates.

More importantly, the capability frontier of the MACH M100 chip and MACH VLA model can extend beyond vehicles to the broader field of embodied AI, supporting a wider range of AI use cases and laying a solid technological foundation for our future embodied AI products.

AI-Shaped Manufacturing

We are leveraging AI to empower the entire manufacturing process. For example, using reconfigurable modular workstations, we built a highly automated chassis production line that has significantly improved production efficiency. In quality management, our smart manufacturing operating system monitors more than 50,000 process points in real time, upgrading quality control from traceability after-the-fact to proactive prevention. In supply chain collaboration, the large-scale application of AI tools has replaced over 700 manual inspection tasks. We also empower our supply chain partners through our Lianshan data intelligence platform, enabling integrated management of inventory and quality. We continue to push the boundaries of innovation in our smart manufacturing system to drive ongoing improvements in manufacturing efficiency and quality. These system capabilities are translating into tangible product strength that users can clearly see and trust.

Sales and Servicing Network

In the first half of 2026, we formally rolled out the Store Partner Program, improving operating efficiency through refined store operations. By delegating operating decision-making authority and profit-sharing rights, we significantly enhanced the proactiveness of frontline sales teams and strengthened the long-term operating commitment of core store managers. Building on this, our stores have been actively deepening local user engagement and cultivating regional brand reputation, reinforcing our long-term core competitiveness. As of June 30, 2026, we had 495 retail stores in 160 cities, as well as 536 servicing centers and Li Auto-authorized servicing shops operating in 220 cities in China.

BUSINESS REVIEW AND OUTLOOK

Our extensive and efficient super charging network has been well received by users. It provided solid support for the successful launch of our refreshed models in the first half of the year. As of June 30, 2026, we had 4,097 Li Auto super charging stations in operation across China, equipped with 22,593 charging stalls. Among these, over 1,400 stations were located along highways and nearly 2,700 were in urban areas. The percentage of 4C and 5C charging stalls has now increased to 70%. Additionally, in June, we put into operation our first fully automated 5C super charging station, where every stall is fully automated. The entire process of "drive in, lower the ground lock, plug in, charge, unplug, and drive out with payment" is completed automatically without any manual intervention. We will continue to optimize its obstacle avoidance performance and robotic arm's task-execution time, while progressively increasing the number of automated super charging stations to provide users with a more efficient, convenient, and intelligent charging experience.

Overseas Expansion

We are steadily advancing our internationalization strategy, adopting a phased expansion approach tailored to different markets and leveraging leading local partners to rapidly establish an end-to-end service system integrating sales, delivery, and after-sales services. In April 2026, we formally signed agreements with leading dealers in the United Arab Emirates and Saudi Arabia, and in June we officially entered the Macau market. On the product front, we pursue precise regional adaptation with overseas regulatory compliance integrated into the R&D phase of new models and software and hardware performance optimized for specific local scenarios. This strategy aims to deliver exceptional localized user experiences, establishing sustainable international competitiveness.

Environmental, Social and Governance (ESG)

On April 10, 2026, we released our 2025 ESG Report and our first Climate-related Disclosures Report, showcasing our strategic initiatives, measurable achievements, and ongoing dedication to sustainable development. For further information, please visit https://ir.lixiang.com/esg to view the full reports.

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

Delivery Update

In July 2026, the Company delivered 30,468 vehicles. As of July 31, 2026, in China, the Company had 490 retail stores in 159 cities, 536 servicing centers and Li Auto-authorized servicing shops operating in 219 cities, and 4,141 super charging stations in operation equipped with 22,841 charging stalls.

The New Li L6

In July 2026, the Company launched and commenced deliveries of the new Li L6. The model features new-generation all-aluminum suspension and dual-valve CDC for its chassis, the MACH M100 chip and fully upgraded perception hardware for its assisted driving system, and an EREV-dedicated 51 kWh LFP super charging battery. The new Li L6 is priced at RMB249,800.

BUSINESS OUTLOOK

Looking ahead to the second half of 2026, in addition to refreshing our existing battery electric vehicle (BEV) product lineup, we plan to launch a new BEV flagship SUV in September, the Li i9, further enriching our BEV portfolio to cover a broader range of users. Meanwhile, following the launch of the all-new Li L9 in Kazakhstan and Uzbekistan in July, alongside the commencement of local production in Kazakhstan, we will continue to steadily advance our strategic international expansion. Going forward, we will remain firmly committed to embodied AI as our core strategy. Leveraging our in-house full-stack, software-hardware integrated R&D and continuous iteration, we are dedicated to creating products that deliver greater value to our users.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Revenues:		
Vehicle sales	53,563,718	**45,599,670**
Other sales and services	2,608,709	**3,050,131**
Total revenues	56,172,427	**48,649,801**
Cost of sales:		
Vehicle sales	(43,075,219)	**(42,021,304)**
Other sales and services	(1,711,780)	**(1,984,397)**
Total cost of sales	(44,786,999)	**(44,005,701)**
Gross profit	11,385,428	**4,644,100**
Operating expenses:		
Research and development expenses	(5,324,024)	**(5,497,792)**
Selling, general and administrative expenses	(5,248,770)	**(4,327,247)**
Other operating income/(expense), net	286,038	**(118,701)**
Total operating expenses	(10,286,756)	**(9,943,740)**
Income/(Loss) from operations	1,098,672	**(5,299,640)**
Other (expense)/income:		
Interest expense	(97,996)	**(156,906)**
Interest income and investment income, net	1,012,715	**849,053**
Others, net	50,018	**57,447**
Income/(Loss) before income tax	2,063,409	**(4,550,046)**
Income tax (expense)/benefit	(319,828)	**568,757**
Net income/(loss)	1,743,581	**(3,981,289)**
Less: Net income attributable to noncontrolling interests	686	**12,423**
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	1,742,895	**(3,993,712)**
Net income/(loss)	1,743,581	**(3,981,289)**
Other comprehensive loss, net of tax		
Foreign currency translation adjustment, net of nil tax	(243,606)	**(435,075)**
Total other comprehensive loss, net of tax	(243,606)	**(435,075)**
Total comprehensive income/(loss)	1,499,975	**(4,416,364)**
Less: Comprehensive income attributable to noncontrolling interests	686	**12,423**
Comprehensive income/(loss) attributable to ordinary shareholders of Li Auto Inc.	1,499,289	**(4,428,787)**

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUES

Total revenues decreased by 13.4% from RMB56.2 billion for the six months ended June 30, 2025 to RMB48.6 billion for the six months ended June 30, 2026.

Revenues from vehicle sales decreased by 14.9% from RMB53.6 billion for the six months ended June 30, 2025 to RMB45.6 billion for the six months ended June 30, 2026, primarily attributable to a lower average selling price due to a different product mix and the decrease in vehicle deliveries.

Revenues from other sales and services increased by 16.9% from RMB2.6 billion for the six months ended June 30, 2025 to RMB3.1 billion for the six months ended June 30, 2026, primarily attributable to increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales.

COST OF SALES

Cost of sales decreased by 1.7% from RMB44.8 billion for the six months ended June 30, 2025 to RMB44.0 billion for the six months ended June 30, 2026, primarily attributable to the decrease in vehicle deliveries.

GROSS PROFIT AND GROSS MARGIN

As a result of the foregoing, gross profit decreased by 59.2% from RMB11.4 billion for the six months ended June 30, 2025 to RMB4.6 billion for the six months ended June 30, 2026. The decrease in gross margin from 20.3% for the six months ended June 30, 2025 to 9.5% for the six months ended June 30, 2026 was mainly due to the decrease in vehicle margin.

Vehicle margin decreased from 19.6% for the six months ended June 30, 2025 to 7.8% for the six months ended June 30, 2026, primarily attributable to a different product mix.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by 3.3% from RMB5.3 billion for the six months ended June 30, 2025 to RMB5.5 billion for the six months ended June 30, 2026. The research and development expenses remained relatively stable compared with the six months ended June 30, 2025.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased by 17.6% from RMB5.2 billion for the six months ended June 30, 2025 to RMB4.3 billion for the six months ended June 30, 2026, primarily due to decreased employee compensation.

MANAGEMENT DISCUSSION AND ANALYSIS

INCOME/(LOSS) FROM OPERATIONS

As a result of the foregoing, loss from operations was RMB5.3 billion for the six months ended June 30, 2026, compared with RMB1.1 billion income from operations for the six months ended June 30, 2025.

INTEREST INCOME AND INVESTMENT INCOME, NET

Interest income and investment income, net decreased by 16.2% from RMB1.0 billion for the six months ended June 30, 2025 to RMB849.1 million for the six months ended June 30, 2026, primarily attributable to the decrease in interest income, partially offset by the fair value change of equity investment.

INCOME TAX (EXPENSE)/BENEFIT

Income tax benefit was RMB568.8 million for the six months ended June 30, 2026, compared with RMB319.8 million income tax expense for the six months ended June 30, 2025, primarily due to the decrease in income before income tax and the change in effective tax rate. Effective tax rate was 12.5% for the six months ended June 30, 2026, compared with 15.5% for the six months ended June 30, 2025.

NET INCOME/(LOSS)

As a result of the foregoing, net loss was RMB4.0 billion for the six months ended June 30, 2026, compared with RMB1.7 billion net income for the six months ended June 30, 2025.

LIQUIDITY AND SOURCE OF FUNDING AND BORROWING

During the six months ended June 30, 2026, we funded our cash requirements principally through our existing cash and capital resources. Our cash position[2] was RMB87.5 billion as of June 30, 2026, compared to RMB101.2 billion as of December 31, 2025.

The maturity profile of borrowings of the Group as at June 30, 2026 is set out in note 12 to the unaudited condensed consolidated financial statements in this report.

SIGNIFICANT INVESTMENTS

The Group did not make or hold any significant investments during the six months ended June 30, 2026.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2026.

---

2. Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

MANAGEMENT DISCUSSION AND ANALYSIS

PLEDGE OF ASSETS

As at June 30, 2026, we secured certain production plants and land use rights for borrowings, details of which are set out in note 12 to the unaudited condensed consolidated financial statements in this report. Save as disclosed in this report, we did not have material pledged assets as at June 30, 2026.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

The Group did not have detailed future plans for material investments or capital assets as at June 30, 2026.

GEARING RATIO

As at June 30, 2026, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 53.1% (as at December 31, 2025: 52.6%).

FOREIGN EXCHANGE EXPOSURE

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

The Company had no material contingent liabilities as at June 30, 2026.

CAPITAL COMMITMENT

As at June 30, 2026, capital commitment of the Company was RMB4.8 billion (as at December 31, 2025: RMB6.3 billion), mainly on construction and purchase of production facilities, equipment and tooling.

MANAGEMENT DISCUSSION AND ANALYSIS

EMPLOYEES AND REMUNERATION

The total employee remuneration expenses for the Reporting Period, including share-based compensation expenses, were RMB6.0 billion, as compared with RMB6.7 billion for the six months ended June 30, 2025.

Our employees' remuneration mainly comprises salaries, bonuses and social security contributions. We have made contributions to our employees' social security (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds pursuant to applicable laws and regulations.

We have developed a systematic training structure, which covers both management and professional career development paths. Our employees regularly receive training from management, technology, regulatory and other internal speakers and external consultants. Our employees can also improve their skills through mutual learning among colleagues. New employees will receive pre-job training and general training.

As of June 30, 2026, the Company had a total of 27,048 employees. The following table sets forth the total number of employees by function as of June 30, 2026:

Function	**As of June 30, 2026**
Research and Development	**5,682**
Production	**8,051**
Sales	**11,082**
General and Administrative	**2,233**
Total	**27,048**

We have also adopted the 2019 Share Incentive Plan, the 2020 Share Incentive Plan and the 2021 Share Incentive Plan.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Li. The table below sets out the ownership and voting rights held by the WVR Beneficiary as at the Latest Practicable Date:

Class of Shares	Number of Shares	Approximate % of issued and outstanding Shares(1)	Approximate % of total voting rights (matters other than Reserved Matters)(1)(2)(3)	Approximate % of total voting rights (for Reserved Matters)(1)(2)(3)	Approximate % of effective voting rights (matters other than Reserved Matters)(1)(2)(4)	Approximate % of effective voting rights (for Reserved Matters)(1)(2)(4)
Class A Ordinary Shares	119,170,321	5.73%	2.30%	5.73%	0.21%	0.54%
Class B Ordinary Shares	345,199,159	16.61%	66.57%	16.61%	67.99%	17.52%
Total	464,369,480	22.34%	68.87%	22.34%	68.20%	18.06%

Notes:

(1) Assuming no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes and excluding the treasury shares held by the Company. Certain percentage figures included in the table above have been subject to rounding adjustments. Accordingly, figures shown as totals in the table above may not be an arithmetic aggregation of the figures preceding them.

(2) Class A Ordinary Shares entitle the Shareholder to one vote per Share and Class B Ordinary Shares entitle the Shareholder to ten votes per Share, except for resolutions with respect to the Reserved Matters for which each Share entitles each Shareholder to one vote per Share. Calculation of total/effective voting rights takes into account the voting rights attached to the 16,431,018 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans.

(3) Assuming all of the Performance Conditions (as defined in the Prospectus) are met and the Award Premium (as defined in the Prospectus) is fully paid in respect of all CEO Award Shares (which are Class A Ordinary Shares with one vote per Share).

CORPORATE GOVERNANCE

(4) Assuming the restrictions for none of the CEO Award Shares are released despite the achievement of certain Performance Condition(s) (as defined in the Prospectus) and no Award Premium (as defined in the Prospectus) is paid in respect of any CEO Award Shares (which are Class A Ordinary Shares with one vote per Share).

(5) As at the Latest Practicable Date, there were 84,711,044 treasury shares held by the Company. Mr. Li, as the WVR beneficiary, will further convert 3,318,614 Class B Ordinary Shares into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of Shares carrying WVR shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

As at the Latest Practicable Date, Mr. Li beneficially owned and controlled, through his intermediaries, an aggregate of 345,199,159 Class B Ordinary Shares and 119,170,321 Class A Ordinary Shares (of which 108,557,400 are CEO Award Shares with one vote per Share). (i) Without taking into account the voting rights attached to all CEO Award Shares, (ii) assuming no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes, (iii) without taking into account the voting rights attached to the 16,431,018 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, and (iv) without taking into account the voting rights attached to the 84,711,044 treasury shares held by the Company, Mr. Li's shareholding represents (a) approximately 22.34% of the Company's issued and outstanding Shares; (b) approximately 68.42% of the voting rights in the Company with respect to shareholder resolutions relating to matters other than Reserved Matters; and (c) approximately 18.21% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Amp Lee Ltd., which is wholly owned by Cyric Point Enterprises Limited, the entire interest of which is in turn held by a trust that was established by Mr. Li (as the settlor) for the benefit of himself and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As at the Latest Practicable Date, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 345,199,159 Class A Ordinary Shares, representing approximately 16.61% of the then enlarged total number of issued and outstanding Class A Ordinary Shares upon full conversion of all Class B Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company has adopted the principles and code provisions of the Corporate Governance Code set forth in Appendix C1 to the Listing Rules as the basis of the Company's corporate governance practices.

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code set forth in Appendix C1 to the Listing Rules, save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A Ordinary Shares of the Company were listed on the Stock Exchange on August 12, 2021, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period.

CORPORATE GOVERNANCE

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Prof. XIAO Xing, Mr. ZHAO Hongqiang and Mr. JIANG Zhenyu, with Prof. XIAO as the chairperson of the Audit Committee. Both Prof. XIAO and Mr. ZHAO Hongqiang hold appropriate professional qualifications as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Company for the six months ended June 30, 2026 and this interim report and has met with the independent Auditor. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent Auditor has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2026 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review the performance of our Directors and review and make recommendations to the Board with respect to directors' compensation and their service contracts, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, review and approve the compensation and employee benefit plans of our other executive officers and senior management, and to review and/or approve matters relating to share schemes under Chapter 17 of the Listing Rules and make relevant disclosures in the Company's corporate governance report on the material matters reviewed and/or approved.

The Compensation Committee comprises three Directors, being our executive Director Mr. LI Xiang, our independent non-executive Directors Mr. ZHAO Hongqiang and Mr. JIANG Zhenyu, with Mr. ZHAO as the chairperson of the Compensation Committee.

CORPORATE GOVERNANCE

During the Reporting Period, the Company granted (i) 10,000,000 Options to Mr. Li Tie, 15,000,000 Options to Mr. Ma Donghui, and 10,000,000 Options to Mr. Xie Yan, with a vesting period which may be shorter than 12 months upon the achievement of performance targets, and (ii) 300,000 RSUs to Mr. Ma Donghui with a vesting period of less than 12 months. The Compensation Committee considered a vesting period of less than 12 months to be appropriate and such arrangement aligning with the purpose of the 2019 Plan and 2020 Plan. For further details, please refer to the announcement of the Company dated June 16, 2026.

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rules 3.27A, 8A.27, 8A.28 and 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee are, among other things, in respect of its nomination functions, to review at least annually with the Board the structure, size and composition of the Board as a whole, to assist the Board in maintaining a board skills matrix, and to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq and the Stock Exchange, and to make recommendations on any proposed changes to the Board to complement the Company's corporate strategy, to assess the independence of independent non-executive directors to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and support the Company's regular evaluation of the Board's performance; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Prof. XIAO Xing, Mr. ZHAO Hongqiang and Mr. JIANG Zhenyu, with Mr. JIANG as the chairperson of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Nominating and Corporate Governance Committee is required to review the compensation and terms of engagement of the compliance advisor, and to confirm to the Board that it is not aware of any factors that would require it to recommend either the removal of the current compliance advisor or the appointment of a new compliance advisor.

On March 12, 2026, the Nominating and Corporate Governance Committee held a meeting, and reviewed and/or reported on the following matters:

Board Composition, Size and Procedures

(a) the structure, size and composition of the Board and Board committees and functions of the Board committees;

(b) the independence of the independent non-executive Directors;

CORPORATE GOVERNANCE

Corporate Governance

(c) the training and continuous professional development of Directors and senior management;

(d) the code of conduct and employee handbook applicable to employees and Directors;

(e) the Company's compliance with the Corporate Governance Code;

(f) the management of conflicts of interests of the Company and any potential conflict of interest between the Company, its subsidiaries and/or Shareholders on one hand and the WVR beneficiary on the other;

(g) all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR beneficiary on the other;

(h) effectiveness of the on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

(i) adequacy of the Company's various policies and practices on corporate governance;

(j) the Company's policies and practices on compliance with legal and regulatory requirement; and

(k) the matters covered in Rule 8A.30 of the Listing Rules.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at June 30, 2026, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Shares[1]
Mr. Li	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	109,268,881 Class A Ordinary Shares[2]	6.04%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	355,100,599 Class B Ordinary Shares[2]	100.00%
Mr. LI Tie	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	14,373,299 Class A Ordinary Shares[3]	0.79%
	Beneficial interest	20,000,000 Class A Ordinary Shares[4]	1.11%
	Beneficial interest	400,000 Class A Ordinary Shares[4]	0.02%
Mr. MA Donghui	Beneficial interest	24,000,000 Class A Ordinary Shares[5]	1.33%
	Beneficial interest	1,500,000 Class A Ordinary Shares[5]	0.08%
	Beneficial interest	407,680 Class A Ordinary Shares[5]	0.02%
Mr. WANG Xing	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	109,803,276 Class A Ordinary Shares[6]	6.07%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	258,171,601 Class A Ordinary Shares[7]	14.28%
Mr. FAN Zheng	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	83,078,960 Class A Ordinary Shares[8]	4.59%

OTHER INFORMATION

Notes:

(1) As at June 30, 2026, the Company had issued 2,163,524,268 shares in total, comprising 1,808,423,669 Class A Ordinary Shares (including 64,532,128 Class A Ordinary Shares held by the Company as treasury shares) and 355,100,599 Class B Ordinary Shares. The above calculation is based on the total number of relevant class of Shares in issue as of June 30, 2026.

(2) The 355,100,599 Class B Ordinary Shares and the 109,268,881 Class A Ordinary Shares (of which 108,557,400 are CEO Award Shares with one vote per Share) are held by Amp Lee Ltd., a company incorporated in the British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd.

(3) This includes 14,373,299 Class A Ordinary Shares held by Sea Wave Overseas Limited. Sea Wave Overseas Limited is a company incorporated in the British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. LI Tie (as the settlor) for the benefit of Mr. LI Tie and his family. As such, Mr. LI Tie is deemed to be interested in the Class A Ordinary Shares held by Sea Wave Overseas Limited.

(4) Represents Mr. LI Tie's entitlement to receive up to 20,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans and 400,000 RSUs granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options and RSUs.

(5) Represents Mr. MA Donghui's entitlement to receive up to 24,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans and 1,500,000 RSUs granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options and RSUs. Mr. MA Donghui is also interested in 407,680 Class A Ordinary Shares.

(6) This includes 109,803,276 Class A Ordinary Shares held by Zijin Global Inc. Zijin Global Inc. is a company incorporated in British Virgin Islands which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor) for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc.

(7) This includes 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). Mr. WANG Xing is a director and the controlling shareholder of Meituan. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(8) This includes 83,078,960 Class A Ordinary Shares held by Rainbow Six Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. FAN Zheng (as the settlor) for the benefit of Mr. FAN Zheng and his family. As such, Mr. FAN Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

Save as disclosed above, as at June 30, 2026, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at June 30, 2026, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Shares[1]
Class A Ordinary Shares			
Inspired Elite Investments Limited[2]	Beneficial interest	258,171,601 (L)	14.28%
Meituan[2]	Interest in controlled corporations	258,171,601 (L)	14.28%
Zijin Global Inc.[3]	Beneficial interest	109,803,276 (L)	6.07%
Mr. Wang Xing[2][3]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	367,974,877 (L)	20.35%
Amp Lee Ltd.[4]	Beneficial interest	109,268,881 (L)	6.04%
Mr. Li[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	109,268,881 (L)	6.04%
Deutsche Bank Aktiengesellschaft[5]	Depositary	267,654,418 (L)	14.80%
	Investment manager	4,645,009 (L)	0.26%
	Depositary	267,654,418 (S)	14.80%
Class B Ordinary Shares			
Amp Lee Ltd.[4]	Beneficial interest	355,100,599 (L)	100.00%
Mr. Li[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	355,100,599 (L)	100.00%

Notes:

(1) As at June 30, 2026, the Company had issued 2,163,524,268 shares in total, comprising 1,808,423,669 Class A Ordinary Shares (including 64,532,128 Class A Ordinary Shares held by the Company as treasury shares) and 355,100,599 Class B Ordinary Shares. The above calculation is based on the total number of relevant class of Shares in issue as of June 30, 2026. The letter "L" stands for long position and the letter "S" stands for short position.

(2) Inspired Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). As such, Meituan is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

OTHER INFORMATION

(3) Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor), our non-executive Director, for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc. Further, Mr. WANG Xing is a director and the controlling shareholder of Meituan and is therefore deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(4) Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor), our executive Director and controlling shareholder, for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd.

(5) Deutsche Bank Aktiengesellschaft, a company incorporated in the Federal Republic of Germany, through its subsidiary Deutsche Bank Trust Company Americas acting in its capacity as a depositary of the ADR program of the Company.

Save as disclosed above, as at June 30, 2026, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the shares and underlying shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE INCENTIVE PLANS

The Company has the 2019 Plan, the 2020 Plan and the 2021 Plan. Since January 1, 2023, the Company has relied on the transitional arrangements provided for the existing share schemes and complied with Chapter 17 accordingly.

During the Reporting Period, (i) 35,000,000 Options were granted under the 2020 Plan and (ii) 5,557,200 RSUs were granted under the 2019 Plan. The number of Shares that may be issued in respect of options and awards granted under all share schemes of the Company during the Reporting Period divided by the weighted average number of Shares in issue for the Reporting Period (excluding the treasury shares (as defined under the Listing Rules, if any)) is 2.01%.

The details of each share scheme are set out below.

1. The 2019 Plan

The principal terms of the 2019 Plan, as amended, are as described below.

Purpose. The purpose of the 2019 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to employees, consultants and directors of our Company.

Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share unit awards and share appreciation rights or other types of awards approved by the Board.

OTHER INFORMATION

Number of new Class A Ordinary Shares available for issue. The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. As at the beginning and the end of the Reporting Period, the number of awards available for grant under the 2019 Plan is 31,752,622 Shares and 29,783,362 Shares respectively, of which the number of awards available for grant in the form of options under the 2019 Plan is 31,752,622 Shares and 29,783,362 Shares respectively. The maximum number of shares available for issue under the 2019 Plan as at the Latest Practicable Date is 83,432,918, representing approximately 4.01% of the total issued Shares (excluding treasury shares) as at the Latest Practicable Date.

Maximum entitlement of each participant. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2019 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant. There is no sublimit for grants to consultants/service providers under the 2019 Plan.

Consideration and purchase price. The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant. No cash consideration is payable on application or acceptance of the awards.

Option exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement and shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

Option exercise period. The maximum exercisable term is ten years from the date of grant.

Vesting period. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Duration and remaining life. Unless terminated earlier, the 2019 Plan has a term of ten years. As at the date of this report, the remaining life of the 2019 Plan is approximately two years and ten months.

OTHER INFORMATION

Details of the outstanding options under the 2019 Plan are as follows:

Name/Category	Date of Grant	Vesting Period	Exercise Period	Exercise Price (US$)	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period
Directors or chief executive and their respective associates											
Mr. MA Donghui	December 1, 2019	5 years	10 years	0.1	8,000,000	0	0	0	0	0	8,000,000
Mr. LI Tie	December 1, 2019	5 years	10 years	0.1	10,000,000	0	0	0	0	0	10,000,000
Other employee participants	Between December 1, 2019 and January 1, 2021	1.5-5 years	10 years	0.1	11,396,716	0	14,000	4,363,600	0	0	7,033,116

Notes:

1. No options were granted under the 2019 Plan during the Reporting Period.

2. In respect of the options exercised during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the options were exercised is HKD71.52.

3. Save as disclosed in the above table, there were no outstanding options granted to (i) Directors, chief executive, substantial shareholders of the Company and their respective associates, (ii) related entity participants or service providers with options or awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue (excluding treasury shares), (iii) participants with options and awards granted and to be granted exceeding 1% individual limit, or (iv) other employee participants, related entity participants and service providers, during the Reporting Period under the 2019 Plan.

Details of the outstanding restricted share units granted under the 2019 Plan are as follows:

Name/Category	Date of Grant	Vesting Period	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period	Purchase Price (US$/per RSU)
Directors or chief executive and their respective associates									
Mr. MA Donghui	June 15, 2026	4.5 years	0	1,500,000	0	0	0	1,500,000	0.1
Other employee participants	Between July 1, 2022 and June 15, 2026	0-5.5 years	32,022,520	4,057,200	5,366,340	3,587,940	0	27,125,440	0.1

OTHER INFORMATION

Further details of the outstanding restricted share units granted under the 2019 Plan during the Reporting Period are as follows:

Name/Category	Date of Grant	Vesting Period	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period	Purchase Price (US$/per RSU)
Directors or chief executive and their respective associates									
Mr. MA Donghui	June 15, 2026	4.5 years	0	1,500,000	0	0	0	1,500,000	0.1
Other employee participants	June 15, 2026	3-5.5 years	0	4,057,200	63,600	6,000	0	3,987,600	0.1

Notes:

1. No consideration was payable in respect of the RSUs granted under the 2019 Plan during the Reporting Period.

2. The vesting of the RSUs granted during the Reporting Period shall be subject to the achievement of certain performance targets relating to performance appraisal results, the compliance with internal rules and regulations relating to, among others, integrity and confidentiality, and the performance of obligations as determined by the Board or the committee of one or more members of the Board delegated by the Board from time to time pursuant to the scheme rules of 2019 Plan. The Company has in place a standardized performance appraisal system to comprehensively evaluate the performance and the contribution of the grantees to the Group based on a matrix of indicators that vary according to the roles and responsibilities of the grantees. The indicators include, but are not limited to, work quality, efficiency, collaboration and management. The Company will determine whether the grantees meet the performance targets based on his/her performance appraisal results for the relevant period. In the event of a non-satisfactory appraisal result in the performance review, the portion of the RSUs to become vested to the grantee shall be forfeited.

   Among the RSUs granted during the Reporting Period, (1) 300,000 RSUs granted to Mr. MA Donghui shall vest within 12 months of the grant date, and (2) 0.8% of the 4,057,200 RSUs granted to the employees of the Group under the 2019 Plan on June 15, 2026, may vest by several batches with the first batch to vest within 12 months of the grant date and the total vesting period of more than 12 months. There are no restrictions under the 2019 Plan in respect of a vesting period of less than 12 months. For further details, please refer to the announcement of the Company dated June 16, 2026.

3. The fair value of the RSUs granted during the Reporting Period on June 15, 2026 is HKD55.60. The fair value is calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements. Please see Notes 2(w) and 20 to the unaudited condensed consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the underlying Class A Ordinary Shares.

4. In respect of the RSUs vested during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the RSUs vested is HKD56.16.

5. The closing price of Shares traded on the Stock Exchange on June 12, 2026, being the business day immediately before June 15, 2026, was HK$57.0 per Share. The closing price of ADSs traded on Nasdaq on June 12, 2026, being the business day immediately before June 15, 2026, was US$14.3 per ADS.

6. Save as disclosed in the above, there were no outstanding RSUs granted to (i) Directors, chief executive, substantial shareholders of the Company and their respective associates, (ii) related entity participants or service providers with options or awards granted and to be granted in any 12-month period exceeding 0.1% individual limit, (iii) participants with options and awards granted and to be granted exceeding 1% individual limit, or (iv) other employee participants, related entity participants and service providers during the Reporting Period under the 2019 Plan.

OTHER INFORMATION

2. The 2020 Plan

The principal terms of the 2020 Plan, as amended, are as described below.

Purpose. The purpose of the 2020 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to directors, consultants, and employees of our Company.

Awards. The 2020 Plan permits the awards of options, restricted shares, restricted share unit awards or other types of awards approved by the Board.

Maximum number of Class A Ordinary Shares available for issue. The overall limit on the number of underlying Shares pursuant to the 2020 Plan is 165,696,625 Class A Ordinary Shares, of which only up to 138,473,500 may be issued pursuant to Awards granted in the form of options. As at the beginning and the end of the Reporting Period, the number of awards available for grant under the 2020 Plan is 116,721,839 Shares and 82,580,439 Shares respectively, of which the number of awards available for grant in the form of options under the 2020 Plan is 113,020,600 Shares and 78,092,800 Shares respectively. The maximum number of shares available for issue under the 2020 Plan as at the Latest Practicable Date is 134,938,701, representing approximately 6.5% of the total issued Shares (excluding treasury shares) as at the Latest Practicable Date.

Maximum entitlement of each participant. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2020 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant. There is no sublimit for grants to consultants/service providers under the 2020 Plan.

Option exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement and shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

Consideration and purchase price. The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant. No cash consideration is payable on application or acceptance of the awards.

Option exercise period. The maximum exercisable term is ten years from the date of grant.

Vesting period. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Duration and remaining life. Unless terminated earlier, the 2020 Plan has a term of ten years. As at the date of this report, the remaining life of the 2020 Plan is approximately three years and ten months.

OTHER INFORMATION

Details of the outstanding options under the 2020 Plan are as follows:

Name/Category	Date of Grant	Vesting Period	Exercise Period	Exercise Price (US$)	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period
Directors or chief executive and their respective associates											
Mr. MA Donghui	January 1, 2021	5 years	10 years	0.1	1,000,000	0	200,000	0	0	0	1,000,000
	June 15, 2026	Note 2	10 years	7.190	0	15,000,000	0	0	0	0	15,000,000
Mr. Li Tie	June 15, 2026	Note 2	10 years	7.190	0	10,000,000	0	0	0	0	10,000,000
Other employee participants	January 1, 2021 and July 1, 2021	1-5 years	10 years	0.1	12,661,650	0	1,624,000	827,388	72,200	0	11,762,062
	June 15, 2026	Note 2	10 years	7.190	0	10,000,000	0	0	0	0	10,000,000

Further details of the outstanding options granted under the 2020 Plan during the Reporting Period are as follows:

Name/Category	Date of Grant	Vesting Period	Exercise Period	Exercise Price (US$)	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period
Directors or chief executive and their respective associates											
Mr. MA Donghui	June 15, 2026	Note 2	10 years	7.190	0	15,000,000	0	0	0	0	15,000,000
Mr. Li Tie	June 15, 2026	Note 2	10 years	7.190	0	10,000,000	0	0	0	0	10,000,000
Other employee participants	June 15, 2026	Note 2	10 years	7.190	0	10,000,000	0	0	0	0	10,000,000

Notes:

1. No consideration was payable in respect of the options granted under the 2020 Plan during the Reporting Period.

2. The vesting schedule of the options granted during the Reporting Period on June 15, 2026 shall be subject to the achievement of certain performance targets related to the Company's market capitalization. Such market capitalization is calculated by multiplying (i) the average closing price of Shares on the Stock Exchange over 30 consecutive trading days, and (ii) the total number of issued Shares (excluding treasury shares as defined under the Listing Rules, if any). Each 20% tranche of the options granted will vest upon the first instance that the Company's market capitalization reaches HK$200 billion, HK$400 billion, HK$600 billion, HK$800 billion, or HK$1 trillion on the Stock Exchange, respectively. For further details, please refer to the announcement of the Company dated June 16, 2026.

3. The fair value of the options granted during the Reporting Period on June 15, 2026 is HKD32.49. The fair value is calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements. Please see Notes 2(w) and 20 to the unaudited condensed consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the underlying Class A Ordinary Shares.

OTHER INFORMATION

4. In respect of the options exercised during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the options were exercised is HKD63.86.

5. The closing price of Shares traded on the Stock Exchange on June 12, 2026, being the business day immediately before June 15, 2026, was HK$57.0 per Share. The closing price of ADSs traded on Nasdaq on June 12, 2026, being the business day immediately before June 15, 2026, was US$14.3 per ADS.

6. Save as disclosed in the above, there were no outstanding options granted to (i) Directors, chief executive, substantial shareholders of the Company and their respective associates, (ii) related entity participants or service providers with options or awards granted and to be granted in any 12-month period exceeding 0.1% individual limit, (iii) participants with options and awards granted and to be granted exceeding 1% individual limit, or (iv) other employee participants, related entity participants and service providers during the Reporting Period under the 2020 Plan.

Details of the outstanding RSUs granted under the 2020 Plan are as follows:

Name/Category	Date of Grant	Vesting Period	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period	Purchase Price (US$/per RSU)
Directors or chief executive and their respective associates									
Mr. LI Tie	January 1, 2022	5 years	400,000	0	0	0	0	400,000	0.1
Other employee participants	Between July 1, 2021 and January 1, 2023	1.5-5 years	5,320,500	0	271,000	786,400	0	4,263,100	0.1

Notes:

1. No RSUs were granted under the 2020 Plan during the Reporting Period.

2. In respect of the RSUs that were vested during the Reporting Period, the weighted average closing price of the Shares immediately before the dates on which the RSUs were vested is HKD56.17.

3. Save as disclosed in the above, there were no outstanding RSUs granted to (i) Directors, chief executive, substantial shareholders of the Company and their respective associates, (ii) related entity participants or service providers with options or awards granted and to be granted in any 12-month period exceeding 0.1% individual limit, (iii) participants with options and awards granted and to be granted exceeding 1% individual limit, or (iv) other employee participants, related entity participants and service providers, during the Reporting Period under the 2020 Plan.

OTHER INFORMATION

3. **The 2021 Plan**

The following is a summary of the principal terms of the 2021 Plan of the Company as approved by the Board on March 8, 2021.

Purpose. The purpose of the 2021 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to directors, consultants, and employees of our Company.

Maximum number of Class B Ordinary Shares available for issue. The maximum aggregate number of Class B Ordinary Shares which may be issued pursuant to all awards under the 2021 Plan is 108,557,400 Class B Ordinary Shares. Taking into account the CEO Award, details of which are set out below, no new Class B Ordinary Shares (representing 0% of the total number of issued Shares as at the Latest Practicable Date) are available for issue thereunder as at the date of this report. As at January 1, 2026 and June 30, 2026, the number of awards available for grant under the 2021 Plan is 0 Shares and 0 Shares respectively.

Maximum entitlement of each participant. Under the 2021 Plan, there is no specific limit on the maximum number of shares which may be granted to a single eligible participant but unvested under the 2021 Plan. There is no sublimit for grants to consultants/service providers under the 2021 Plan.

Option exercise period. The maximum exercisable term is ten years from the date of grant.

Vesting period. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Consideration and purchase price. The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant. No cash consideration is payable on application or acceptance of the awards.

Duration and remaining life. Unless terminated earlier, the 2021 Plan has a term of ten years. As at the date of this report, the remaining life of the 2021 Plan is approximately four years and six months.

During the Reporting Period, no award was granted under the 2021 Plan, and as at January 1, 2026 and June 30, 2026, there were no outstanding grants under the 2021 Plan. Please refer to the below paragraph for details of the CEO Award.

OTHER INFORMATION

4. **CEO Award**

The overall limit on the number of underlying Shares pursuant to the 2021 Plan is 108,557,400 Class B Ordinary Shares.

On March 8, 2021, our Company granted an option to purchase 108,557,400 Class B Ordinary Shares to Mr. Li, our Chairman of the Board, executive Director and Chief Executive Officer, under the 2021 Plan. The date of expiration for the CEO Award was March 8, 2031.

The exercise price of the options was US$14.63 per share, which was the average per-share closing price of our ADSs, each representing two Class A Ordinary Shares, in the thirty trading days immediately prior to the grant date, as reported by the Nasdaq Global Select Market. The options were divided into six equal tranches of 18,092,900 each and subject to the same vesting conditions as the Performance Conditions (as defined in the Prospectus).

On May 5, 2021, the Board resolved to change the form of CEO Award from options to an award of 108,557,400 Class B Ordinary Shares, or the CEO Award Shares. The CEO Award Shares were duly issued fully paid to Amp Lee Ltd. (a company legally and beneficially wholly-owned by Mr. Li) as registered legal and beneficial owner on May 5, 2021. On the same day, all of the options granted under the CEO Award (none of which were vested or exercised at the relevant time) were terminated and cancelled. Under the terms of the CEO Award, Mr. Li has agreed that the shareholder's rights attached to the CEO Award Shares shall be subject to certain restrictions, terms and conditions. Pursuant to a conversion notice submitted by Mr. Li to the Board dated July 26, 2021 and the written resolutions passed by the Board on July 27, 2021, all CEO Award Shares were converted from Class B Ordinary Shares to Class A Ordinary Shares on one-to-one basis with effect immediately upon the Listing. For details, please see the section headed "Directors and Senior Management – Grant of CEO Award" in the Prospectus.

As of the Latest Practicable Date, the Performance Condition (as defined in the Prospectus) of the first of the six equal tranches of CEO Award shares (being 18,092,900 Class A Ordinary Shares in total) was satisfied given the aggregate number of vehicle deliveries exceeding 500,000 for the 12 consecutive months ended December 31, 2024. The Company was informed that Mr. Li currently does not intend to pay for the Award Premium (as defined in the Prospectus) with respect to the said tranche of the CEO Award Shares. Therefore, the CEO Award Shares remain subject to, and the Company shall continue to monitor Mr. Li's compliance with, the restrictions applicable to these CEO Award Shares. There was no outstanding, vested, cancelled, lapsed options or awards under the 2021 Plan during the Reporting Period. As of the Latest Practicable Date, there was no Shares issuable under the 2021 Plan.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES OR SALE OF TREASURY SHARES

On March 24, 2026, the Board authorised and approved a share repurchase program, under which the Company may repurchase up to USD1.0 billion in value of outstanding Class A Ordinary Shares and/or ADSs for the period from the approval date up to March 31, 2027. For more details, please refer to announcement of the Company dated March 24, 2026.

During the Reporting Period and up to the Latest Practicable Date, the Company repurchased a total of 44,160,200 Class A Ordinary Shares at an aggregate consideration of HK$2.3 billion on the Stock Exchange and a total of 40,550,844 Class A Ordinary Shares (represented by 20,275,422 ADSs) at an aggregate consideration of US$289.2 million on the Nasdaq.

OTHER INFORMATION

Particulars of the repurchases made by the Company during the Reporting Period and up to the Latest Practicable Date are as follows:

Stock Exchange

Month of Repurchase	Number of Class A Ordinary Shares repurchased	Price paid per share Highest price	Lowest price	Aggregate consideration
		(HK$)	*(HK$)*	*(HK$)*
March 2026	2,928,100	71.1000	67.2500	201,901,161.91
June 2026	41,232,100	61.9000	45.4000	2,137,994,466.14
Total	44,160,200			2,339,895,628.05

Nasdaq

Month of Repurchase	Number of Class A Ordinary Shares represented by the ADSs repurchased	Price paid per share Highest price	Lowest price	Aggregate consideration
		(US$)	*(US$)*	*(US$)*
March 2026	1,397,876	9.0800	8.6550	12,348,327.57
April 2026	2,183,776	9.0000	8.6000	19,385,916.52
May 2026	14,210,276	9.0000	7.4575	115,120,067.24
June 2026	2,580,000	6.4000	6.1750	16,376,292.00
July 2026	20,178,916	7.0000	5.8400	125,972,712.37
Total	40,550,844			289,203,315.70

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange and Nasdaq or sold any treasury shares (as defined under the Listing Rules) during the Reporting Period and up to the Latest Practicable Date. As at the Latest Practicable Date, the Company held 84,711,044 treasury shares (as defined under the Listing Rules), which are intended to be used in accordance with the applicable rules and regulations, including but not limited to resale for cash, transfer to satisfy share grants under share schemes and cancellation. For the number of treasury shares held by the Company as at the end of the Reporting Period, please refer to Note (1) to the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations".

As the 84,711,044 repurchased Class A Ordinary Shares are held as treasury Shares and do not carry any voting rights, Mr. Li Xiang, as a WVR beneficiary, has converted a total of 10,612,921 Class B Ordinary Shares into Class A Ordinary Shares, and will further convert 3,318,614 Class B Ordinary Shares into Class A Ordinary Shares, in each case on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of Shares carrying WVR shall not be increased pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

OTHER INFORMATION

CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Mr. LI Tie has resigned as an independent non-executive director of Gushengtang Holdings Limited (固生堂控股有限公司) (HKEX stock code: 2273) with effect from May 12, 2026.

Save as disclosed above, there is no information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of the Company's annual report for the year ended December 31, 2025.

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

CONTRACTUAL ARRANGEMENTS

On December 11, 2001, the State Council promulgated the FITE Regulations, which were amended on September 10, 2008, February 6, 2016 and April 7, 2022. According to the newly amended FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. The newly amended FITE Regulations which became effective on May 1, 2022 removed the Qualification Requirements for major foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business set out in the previous FITE Regulations. On April 8, 2024, the Ministry of Industry and Information Technology of the PRC (the "**MIIT**") issued the Circular on Implementing the Pilot Programs Work to Expand the Opening-Up of Value-Added Telecommunications Services. Pursuant to the circular, the MIIT will launch pilot programs to expand the opening-up of value-added telecommunications services, initially in several designated regions in Beijing, Shanghai, Hainan, and Shenzhen. In the regions approved to launch pilot programs, restrictions on foreign ownership in certain value-added telecommunications businesses will be removed. Beijing CLX, a Consolidated Affiliated Entity of the Company and a wholly-owned subsidiary of Beijing CHJ, one of the VIEs, operates the official website and the Li Auto App of the Company, through which the Company provides certain paid membership and other paid premium services to the owners of the vehicles manufactured by the Company. The said paid services constitute commercial value-added telecom business under the applicable PRC laws and thus a value-added telecommunication business operation license (the "**ICP License**") is required. The offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Under the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version), radio and television program production activities are "prohibited" businesses for which foreign investment is not permitted. Beijing CLX creates and publishes video contents through the Company's official website, the Li Auto App and its WeChat mini program for marketing and promotional purposes. Beijing CLX has obtained a License for Production and Operation of Radio and TV Programs as required by PRC laws. The creation and publication of video content is inseparable from each other and from the operation of the Company's official website and the Li Auto App. Further, as set out above, the offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Beijing CLX, being the entity licensed with the ICP License and the License for Production and Operation of Radio and TV Programs, carries out these said workstreams.

OTHER INFORMATION

According to our consultations with an officer of the MIIT in July 2021, the officer confirmed that in the case of our Company, the MIIT would not issue an ICP License to our Consolidated Affiliated Entity if it becomes a foreign investment entity and its foreign investor meets the Qualification Requirements. As confirmed by our PRC Legal Advisor, (i) the MIIT is the issuing authority for applications of ICP licenses by Sino-foreign equity joint ventures and wholly-owned foreign investment entities; and (ii) the official duties of the interviewed official include the formulation of regulatory policies in, and the regulation of, value-added telecommunication services (including the regulatory policies on applications for ICP licenses from Sino-foreign equity joint ventures and wholly-owned foreign investment entities) in the PRC. In light of the foregoing, our PRC Legal Advisor is of the view that the officer interviewed is a competent person to give the above confirmation. On the basis of the above, we are of the view that as of the Latest Practicable Date, the Contractual Arrangements are narrowly tailored and we are therefore required to carry out our value-added telecommunication services through the Contractual Arrangements.

We will make periodic inquiries to relevant PRC government authorities to understand any new regulatory development and continuously assess our business conducted through the Contractual Arrangements, with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the PRC laws. We will closely monitor and assess any development of PRC laws and regulations, and will, as applicable and when necessary, disclose any updates to our plans in response to the regulatory developments in our annual and interim reports to inform Shareholders and other investors.

Further details of the Contractual Arrangements, the risks relating to the Contractual Arrangements, the relevant PRC laws and regulations and the material terms of the Contractual Arrangements are set out in the Prospectus.

MATERIAL LITIGATION

Save as discussed below, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2026 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the six months ended June 30, 2026 and up to the Latest Practicable Date which could have a material and adverse effect on our financial condition or results of operations.

We and certain of our officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York, captioned *Banurs v. Li Auto Inc. et al* and *Chaudary v. Li Auto Inc. et al*. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company's SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption *Banurs v. Li Auto Inc. et al* (the "**Lawsuit**"). On March 27, 2025, the plaintiffs filed a first amended complaint, followed by a second amended complaint on June 6, 2025. On July 2, 2025, the individual defendants accepted service of the second amended complaint. On July 21, 2025, the Company and the individual defendants filed a motion to dismiss the second amended complaint. Briefing on the motion to dismiss was completed on October 9, 2025. On June 25, 2026, the Court held oral argument on the defendants' motion to dismiss. Before the Court issued a ruling, the plaintiffs voluntarily dismissed the case with prejudice on July 22, 2026, and the case was closed that same day.

OTHER INFORMATION

EVENTS AFTER JUNE 30, 2026

Save as disclosed in this report, there was no other significant events that might adversely affect the Group after June 30, 2026 and up to the Latest Practicable Date.

In August 2026, the Company issued its second tranche of 2026 technology innovation bonds on the National Interbank Bond Market of China, with a total principal of RMB3.0 billion. The bond has a term maturity of three years and bears coupon rate of 1.75% per annum.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the six months ended June 30, 2026 were approved and authorised for issue by the Board.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of Li Auto Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 36 to 111, which comprises the condensed consolidated balance sheet of Li Auto Inc. (the "Company") and its subsidiaries (together, the "Group") as at June 30, 2026 and the condensed consolidated statement of comprehensive income/(loss), the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, August 26, 2026

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

		As of	
	Notes	December 31, 2025 RMB	**June 30, 2026 RMB**
ASSETS			
Current assets:			
Cash and cash equivalents		56,691,765	**40,117,782**
Restricted cash		216,314	**14,782**
Time deposits and short-term investments	*5*	44,331,407	**45,474,274**
Trade receivable, net of allowance for credit losses of RMB1,747 and RMB1,983 as of December 31, 2025 and June 30, 2026, respectively	*6*	119,823	**206,592**
Inventories	*7*	8,752,439	**8,333,701**
Prepayments and other current assets, net of allowance for credit losses of RMB4,831 and RMB4,831 as of December 31, 2025 and June 30, 2026, respectively		5,174,246	**4,322,856**
Total current assets		115,285,994	**98,469,987**
Non-current assets:			
Long-term investments	*11*	848,672	**2,976,994**
Property, plant and equipment, net	*8*	22,774,938	**22,893,313**
Operating lease right-of-use assets, net	*10*	9,099,313	**7,890,346**
Intangible assets, net	*9*	1,191,974	**1,165,561**
Goodwill		5,484	**5,484**
Deferred tax assets		3,334,206	**3,755,111**
Other non-current assets, net of allowance for credit losses of RMB4,912 and RMB4,912 as of December 31, 2025 and June 30, 2026, respectively		1,755,237	**3,522,804**
Total non-current assets		39,009,824	**42,209,613**
Total assets		154,295,818	**140,679,600**
LIABILITIES			
Current liabilities:			
Short-term borrowings	*12*	6,217,745	**286,205**
Trade and notes payable	*13*	40,579,219	**38,756,080**
Amounts due to related parties	*24*	26,644	**452,813**
Deferred revenue, current	*17*	1,621,429	**1,208,610**
Operating lease liabilities, current	*10*	1,690,356	**1,572,211**
Accruals and other current liabilities	*14*	13,412,260	**12,201,637**
Total current liabilities		63,547,653	**54,477,556**

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

		As of	
		December 31, 2025	**June 30, 2026**
	Notes	RMB	**RMB**
Non-current liabilities:			
Long-term borrowings	*12*	3,299,203	**6,863,999**
Deferred revenue, non-current	*17*	624,734	**666,287**
Operating lease liabilities, non-current	*10*	6,258,957	**5,620,164**
Finance lease liabilities, non-current	*10*	348,506	**349,322**
Deferred tax liabilities		691,652	**548,423**
Other non-current liabilities	*15*	6,385,370	**6,192,234**
Total non-current liabilities		17,608,422	**20,240,429**
Total liabilities		81,156,075	**74,717,985**
Commitments and contingencies	*23*		
SHAREHOLDERS' EQUITY			
Class A Ordinary Shares			
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,785,070,188 shares issued and 1,671,855,018 shares outstanding as of December 31, 2025 and 4,500,000,000 shares authorized, 1,808,423,669 shares issued and 1,618,862,699 shares outstanding as of June 30, 2026)	*18*	1,229	**1,245**
Class B Ordinary Shares			
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2025 and 500,000,000 shares authorized, 355,100,599 shares issued and outstanding as of June 30, 2026)	*18*	235	**234**
Treasury shares		(73)	**(3,143,999)**
Additional paid-in capital		61,399,973	**61,782,120**
Accumulated other comprehensive loss		(825,180)	**(1,260,255)**
Statutory reserves		866,714	**866,714**
Retained earnings		11,176,357	**7,182,645**
Total Li Auto Inc. shareholders' equity		72,619,255	**65,428,704**
Noncontrolling interests		520,488	**532,911**
Total shareholders' equity		73,139,743	**65,961,615**
Total liabilities and shareholders' equity		154,295,818	**140,679,600**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,	
		2025	**2026**
	Notes	RMB	**RMB**
Revenues:			
Vehicle sales		53,563,718	**45,599,670**
Other sales and services		2,608,709	**3,050,131**
Total revenues	*16*	56,172,427	**48,649,801**
Cost of sales:			
Vehicle sales		(43,075,219)	**(42,021,304)**
Other sales and services		(1,711,780)	**(1,984,397)**
Total cost of sales		(44,786,999)	**(44,005,701)**
Gross profit		11,385,428	**4,644,100**
Operating expenses:			
Research and development		(5,324,024)	**(5,497,792)**
Selling, general and administrative		(5,248,770)	**(4,327,247)**
Other operating income/(expense), net		286,038	**(118,701)**
Total operating expenses		(10,286,756)	**(9,943,740)**
Income/(Loss) from operations		1,098,672	**(5,299,640)**
Other (expense)/income			
Interest expense		(97,996)	**(156,906)**
Interest income and investment income, net		1,012,715	**849,053**
Others, net		50,018	**57,447**
Income/(Loss) before income tax		2,063,409	**(4,550,046)**
Income tax (expense)/benefit	*21*	(319,828)	**568,757**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,	
		2025	**2026**
	Notes	RMB	**RMB**
Net income/(loss)		1,743,581	**(3,981,289)**
Less: Net income attributable to noncontrolling interests		686	**12,423**
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.		1,742,895	**(3,993,712)**
Weighted average number of ordinary shares	*19*		
Basic		2,010,096,159	**2,020,876,470**
Diluted		2,140,376,288	**2,020,876,470**
Net earnings/(loss) per share attributable to ordinary shareholders	*19*		
Basic		0.87	**(1.98)**
Diluted		0.82	**(1.98)**
Net income/(loss)		1,743,581	**(3,981,289)**
Other comprehensive loss, net of tax			
Foreign currency translation adjustment, net of nil tax		(243,606)	**(435,075)**
Total other comprehensive loss, net of tax		(243,606)	**(435,075)**
Total comprehensive income/(loss)		1,499,975	**(4,416,364)**
Less: Comprehensive income attributable to noncontrolling interests		686	**12,423**
Comprehensive income/(loss) attributable to ordinary shareholders of Li Auto Inc.		1,499,289	**(4,428,787)**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares			Accumulated				
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Other Comprehensive Loss	Statutory Reserves	Retained Earnings	Noncontrolling Interests	Total Shareholders' Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	1,766,208,188	1,215	355,812,080	235	(114,313,746)	(74)	60,126,623	(171,748)	758,472	10,160,161	445,498	71,320,382
Exercise of share options and vesting of RSUs	–	–	–	–	10,930,550	8	9,273	–	–	–	–	9,281
Share-based compensation	–	–	–	–	–	–	738,855	–	–	–	–	738,855
Foreign currency translation adjustment, net of nil tax	–	–	–	–	–	–	–	(243,606)	–	–	–	(243,606)
Capital injection by noncontrolling interests	–	–	–	–	–	–	–	–	–	–	60,000	60,000
Issuance of ordinary shares as treasury shares	18,862,000	14	–	–	(18,862,000)	(14)	–	–	–	–	–	–
Net income	–	–	–	–	–	–	–	–	–	1,742,895	686	1,743,581
Balance as of June 30, 2025	1,785,070,188	1,229	355,812,080	235	(122,245,196)	(80)	60,874,751	(415,354)	758,472	11,903,056	506,184	73,628,493
Balance as of January 1, 2026	**1,785,070,188**	**1,229**	**355,812,080**	**235**	**(113,215,170)**	**(73)**	**61,399,973**	**(825,180)**	**866,714**	**11,176,357**	**520,488**	**73,139,743**
Exercise of share options and vesting of RSUs	–	–	–	–	**10,828,328**	**7**	**7,370**	–	–	–	–	**7,377**
Share-based compensation	–	–	–	–	–	–	**374,777**	–	–	–	–	**374,777**
Foreign currency translation adjustment, net of nil tax	–	–	–	–	–	–	–	**(435,075)**	–	–	–	**(435,075)**
Issuance of ordinary shares as treasury shares	**22,642,000**	**15**	–	–	**(22,642,000)**	**(15)**	–	–	–	–	–	–
Repurchase of ordinary shares	–	–	–	–	**(64,532,128)**	**(3,143,918)**	–	–	–	–	–	**(3,143,918)**
Conversion of Class B ordinary shares into Class A ordinary shares	**711,481**	**1**	**(711,481)**	**(1)**	–	–	–	–	–	–	–	–
Net (loss)/income	–	–	–	–	–	–	–	–	–	**(3,993,712)**	**12,423**	**(3,981,289)**
Balance as of June 30, 2026	**1,808,423,669**	**1,245**	**355,100,599**	**234**	**(189,560,970)**	**(3,143,999)**	**61,782,120**	**(1,260,255)**	**866,714**	**7,182,645**	**532,911**	**65,961,615**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,	
	2025	**2026**
	RMB	**RMB**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	1,743,581	**(3,981,289)**
Adjustments to reconcile net income/(loss) to net cash used in operating activities:		
Depreciation of property, plant and equipment, amortization of intangible assets and operating lease cost related to land use rights	1,720,947	**2,718,023**
Share-based compensation expenses	738,855	**374,777**
Foreign exchange (gain)/loss	(1,580)	**541**
Interest and investment income, net	(249,740)	**(64,227)**
Interest expense	33,944	**86,484**
Share of loss of equity method investees	1,029	**–**
Inventory write-downs and losses on purchase commitments relating to inventory	386,669	**269,922**
Allowance for credit losses	33	**253**
Deferred income tax benefit	(415,382)	**(585,067)**
Loss on disposal of property, plant and equipment	37,155	**118,698**
Changes in operating assets and liabilities:		
Prepayments and other current assets	580,203	**676,642**
Inventories	(4,775,384)	**(473,707)**
Operating lease right-of-use assets	(788,318)	**786,414**
Other non-current assets	(12,800)	**(1,866,607)**
Trade receivable	49,381	**(87,005)**
Deferred revenue	(48,441)	**(371,266)**
Operating lease liabilities	810,537	**(759,620)**
Trade and notes payable	(3,628,873)	**(1,788,383)**
Amounts due to related parties	6,684	**426,169**
Accruals and other current liabilities	(1,370,369)	**(1,798,185)**
Finance lease liabilities	(53,660)	**–**
Other non-current liabilities	498,342	**241,464**
Net cash used in operating activities	(4,737,187)	**(6,075,969)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment, intangible assets and land use rights	(1,635,141)	**(2,613,116)**
Disposal of property, plant and equipment	482,458	**728,197**
Purchase of long-term investments	(3,221)	**(135,373)**
Disposal of long-term investments	127,766	**–**
Placement of time deposits	(40,353,130)	**(34,336,272)**
Redemption of time deposits	29,246,625	**29,744,635**
Placement of short-term investments	(12,801,147)	**(17,800,000)**
Redemption of short-term investments	13,749,277	**19,150,000**
Net cash used in investing activities	(11,186,513)	**(5,261,929)**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,	
	2025	2026
	RMB	RMB
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from exercise of share options and vesting of RSUs	8,252	**8,902**
Proceeds from borrowings	45,174	**2,738,397**
Repayment of borrowings	(122,057)	**(5,013,624)**
Capital injection by noncontrolling interests	60,000	**–**
Repurchase of ordinary shares	–	**(2,884,296)**
Net cash used in financing activities	(8,631)	**(5,150,621)**
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(178,675)	**(286,996)**
Net change in cash, cash equivalents and restricted cash	(16,111,006)	**(16,775,515)**
Cash, cash equivalents and restricted cash at beginning of the period	65,907,972	**56,908,079**
Cash, cash equivalents and restricted cash at end of the period	49,796,966	**40,132,564**
Supplemental Disclosures		
Cash paid for interest, net of amounts capitalized	(40,163)	**(61,339)**
Cash paid for income tax	(1,078,632)	**(711,387)**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS

(a) Principal activities

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and the consolidated variable interest entities (the "VIEs") and the VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles and providing other sales and services mainly in the People's Republic of China (the "PRC").

(b) History of the Group and basis of presentation

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited ("HKEX"), the Group underwent reorganization of its corporate structure in the second quarter of 2021, and changed certain VIEs to subsidiaries within the Group in March 2022, that were accounted for as common control transaction within the Group. Accordingly, there was no impact to the Group's consolidated financial information.

The Group's unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs' subsidiaries.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(b) History of the Group and basis of presentation *(Continued)*

As of June 30, 2026, the Company's principal subsidiaries, the consolidated VIEs and the VIEs' subsidiaries are as follows:

	Equity Interest Held	Issued and Fully Paid Share Capital	Date of Incorporation or Date of Acquisition	Place of Incorporation and Kind of Legal Entity	Principal Activities and Place of Operation
Subsidiaries					
Leading Ideal HK Limited ("Leading Ideal HK")	100%	HKD1,000	May 15, 2017	Hong Kong, PRC, limited liability company	Investment holding in Hong Kong
Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology")	100%	RMB105,422	December 19, 2017	Beijing, PRC, limited liability company	Technology development and corporate management in the PRC
Beijing CHJ Automobile Technology Co., Ltd. ("Beijing CHJ Technology")	100%	RMB546,000	March 22, 2021	Beijing, PRC, limited liability company	Technology development in the PRC
Beijing Leading Automobile Sales Co., Ltd. ("Beijing Leading")	100%	RMB1,647,831	August 6, 2019	Beijing, PRC, limited liability company	Sales and after sales management in the PRC
Jiangsu Xindian Interactive Sales and Services Co., Ltd. ("Jiangsu XD")	100%	RMB4,201,861	May 8, 2017	Changzhou, PRC, limited liability company	Sales and after sales management in the PRC
Beijing Lixiang Automobile Co., Ltd. ("Beijing Lixiang Automobile")	100%	RMB1,360,000	April 9, 2021	Beijing, PRC, limited liability company	Manufacturing of automobile in the PRC
Shanghai Lixiang Automobile Technology Co., Ltd.	100%	RMB100,000	April 20, 2021	Shanghai, PRC, limited liability company	Technology development in the PRC

	Issued and Fully Paid Share Capital	Date of Incorporation	Place of Incorporation and Kind of Legal Entity	Principal Activities and Place of Operation
The VIEs				
Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ")	RMB280,464	April 10, 2015	Beijing, PRC, limited liability company	Technology development in the PRC
Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information")	–	March 27, 2017	Beijing, PRC, limited liability company	Technology development in the PRC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(c) Variable interest entity

The Company's subsidiary Wheels Technology has entered into contractual arrangements with Beijing CHJ and Xindian Information (collectively the "VIEs") and their respective shareholders. Through these arrangements, the Company has a controlling financial interest (and is the primary beneficiary) in each of the VIEs (as defined under ASC 810 "Consolidation") and, accordingly, consolidates each VIE under U.S. GAAP.

The following is a summary of the contractual arrangements by and among Wheels Technology ("WFOE"), the VIEs, and their respective shareholders.

Powers of Attorney and Business Operation Agreement

Each shareholder of Beijing CHJ signed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney in-fact to exercise all of his or her rights as a shareholder of Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

Pursuant to the Business Operation Agreements entered into by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology's instructions relating to Xindian Information's daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each shareholder of Xindian Information has executed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(c) Variable interest entity *(Continued)*

Spousal Consent Letters

Spouses of two shareholders of Beijing CHJ, who collectively hold 100% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the relevant shareholder of Beijing CHJ are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed his or her rights to the relevant equity interests and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

Spouses of nine shareholders of Xindian Information, who collectively hold 98.1% equity interests in Xindian Information, have each signed a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Beijing CHJ described above.

Exclusive Consultation and Service Agreements

Pursuant to the Exclusive Consultation and Service Agreement entered into by and between Wheels Technology and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ's business. Without Wheels Technology's prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology a service fee at an amount that is adjusted in accordance with Wheels Technology's sole discretion for the relevant quarter and also the mutually agreed amount for certain other technical services, both of which should be paid within 10 business days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ's performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an exclusive consultation and service agreement, which includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(c) Variable interest entity *(Continued)*

Equity Option Agreements

Pursuant to the Equity Option Agreement entered into by and among Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology's prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ's registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ's material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ's articles of association. The Equity Option Agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity option agreement, which includes terms substantially similar to the equity option agreement relating to Beijing CHJ described above.

Equity Pledge Agreements

Pursuant to the Equity Pledge Agreement entered into by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the Equity Option Agreement and the Powers of Attorney, as well as the performance by Beijing CHJ of its obligations under the Equity Option Agreement, the Powers of Attorney, and payment of services fees to Wheels Technology under the Exclusive Consultation and Service Agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the Equity Pledge Agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an Equity Pledge Agreement, which includes terms substantially similar to the Equity Pledge Agreement relating to Beijing CHJ described above.

The registration of the equity pledge relating to Beijing CHJ and Xindian Information with the competent office of the SAMR in accordance with the PRC Property Law has been completed.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure

According to the Guidance Catalogue of Industries for Foreign Investment promulgated in 2017, or the Catalogue, foreign ownership of certain areas of businesses are subject to restrictions under current PRC laws and regulations. Pursuant to the 2021 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward, and call centers). In addition, foreign investors are prohibited from investing in companies engaging in internet culture businesses (except for music) and radio and television program production businesses.

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

It is possible that the Group's operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group's management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means". It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group's corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group's current corporate structure, corporate governance and business operations could be materially and adversely affected.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

If the Company's ownership structure, contractual arrangements, and businesses of the Company's PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or PRC subsidiaries or VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

- revoke the business licenses and/or operating licenses of such entities;

- shut down the servers or blocking the website or mobile application, or discontinue or place restrictions or onerous conditions on the Group's operation through any transactions between the PRC subsidiaries and the VIEs;

- impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;

- require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group's ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

- restrict or prohibit the Group's use of the proceeds of offering to finance the Group's business and operations in China; or

- take other regulatory or enforcement actions that could be harmful to the Group's business.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIEs and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote. The Group's operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on nominee shareholders enforcing the contracts. There is a risk that nominee shareholders of the VIEs, who in some cases are also shareholders of the Company, may have conflicts of interest with the Company in the future or fails to perform their contractual obligations. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group's operations depend on the VIEs to honour their contractual agreements with the Group and the Company's ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder's voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

The following table sets forth unaudited condensed consolidated financial information of the Group's VIEs and VIEs' subsidiaries as of December 31, 2025 and June 30, 2026 and for the six months ended June 30, 2025 and 2026 taken as whole, which were included in the Group's unaudited condensed consolidated financial statements with intercompany transactions eliminated.

	As of	
	December 31, 2025 RMB	**June 30, 2026 RMB**
Current assets:		
Cash and cash equivalents	1,414,673	**1,594,127**
Restricted cash	3,368	**–**
Time deposits and short-term investments	3,831,811	**1,826,365**
Trade receivable, net	1,162	**2,012**
Amounts due from the Group companies[1]	3,679,148	**5,166,423**
Prepayments and other current assets	138,275	**141,280**
Total current assets	9,068,437	**8,730,207**
Non-current assets:		
Long-term investments	75,000	**75,000**
Property, plant and equipment, net	83,775	**63,925**
Operating lease right-of-use assets, net	569,122	**546,862**
Intangible assets, net	20,159	**15,098**
Deferred tax assets	14,350	**14,350**
Other non-current assets	162,986	**159,918**
Total non-current assets	925,392	**875,153**
Total assets	9,993,829	**9,605,360**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

	As of	
	December 31, 2025	**June 30, 2026**
	RMB	**RMB**
Current liabilities:		
Trade and notes payable	9,526	**12,226**
Amounts due to the Group companies[(1)]	332,789	**8,642**
Amounts due to related parties	23	**25**
Operating lease liabilities, current	56,128	**38,176**
Accruals and other current liabilities	175,580	**127,823**
Total current liabilities	574,046	**186,892**
Non-current liabilities:		
Operating lease liabilities, non-current	624,526	**604,403**
Other non-current liabilities	24,106	**22,639**
Total non-current liabilities	648,632	**627,042**
Total liabilities	1,222,678	**813,934**
Total shareholders' equity	8,771,151	**8,791,426**
Total liabilities and shareholders' equity	9,993,829	**9,605,360**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

	For the Six Months Ended June 30,	
	2025	**2026**
Third-party revenues	40,829	**3,734**
Inter-company revenues[2]	598,375	**232,091**
Third-party cost	(3,271)	**(318)**
Inter-company cost	(247)	**(185)**
Third-party expenses	(347,697)	**(259,231)**
Other income	70,397	**18,565**
Income/(Loss) before income tax	358,386	**(5,344)**
Income tax expense	(133,788)	**(5,834)**
Net income/(loss)	224,598	**(11,178)**
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	224,598	**(11,178)**

	For the Six Months Ended June 30,	
	2025	**2026**
Net cash provided by inter-company transactions[3]	598,375	**417,980**
Net cash used in transactions with external entities	(347,406)	**(206,795)**
Net cash provided by operating activities	250,969	**211,185**
Net cash provided by transactions with external entities	1,090,538	**1,996,025**
Net cash provided by investing activities	1,090,538	**1,996,025**
Net cash used in inter-company transactions	(4,560,937)	**(2,031,113)**
Net cash used in financing activities	(4,560,937)	**(2,031,113)**
Effects of exchange rate changes on cash, cash equivalents and restricted cash	2,449	**(11)**
Net change in cash, cash equivalents and restricted cash	(3,216,981)	**176,086**
Cash, cash equivalents and restricted cash at beginning of the period	3,750,049	**1,418,041**
Cash, cash equivalents and restricted cash at end of the period	533,068	**1,594,127**

The Company's involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

Notes:

(1) The amounts due from Group companies represent the funds provided by the consolidated VIEs to the Group companies. The amounts due to Group companies mainly represent the funds provided by Group companies to the consolidated VIEs and the operating payables resulting from the technical service fees charged by WFOE.

(2) Inter-company revenues mainly result from service fees.

(3) For the six months ended June 30, 2025 and 2026, cash paid by subsidiaries to VIEs mainly for certain service fees were RMB598,375 and RMB417,980, respectively. For the six months ended June 30, 2025 and 2026, no management fees were paid by VIEs to WFOE as of June 30, 2026 (pursuant to each management fee arrangement with the VIEs).

As a result of the contractual arrangements between Wheels Technology, the VIEs and the VIEs' shareholders, Wheels Technology has a controlling financial interest and is the primary beneficiary (pursuant to ASC 810 "Consolidation") of the Group's consolidated VIEs and the VIEs' subsidiaries and can have assets transferred out of such VIEs and VIEs' subsidiaries without restriction. Therefore, it is considered that there is no asset in the Group's VIEs and the VIEs' subsidiaries that can be used only to settle their obligations except for paid-in capital, additional paid-in capital and PRC statutory reserves of the Group's consolidated VIEs and VIEs' subsidiaries amounting to RMB6,611,273 and RMB6,642,727 as of December 31, 2025 and June 30, 2026, respectively. As the Group's consolidated VIEs and VIEs' subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group's consolidated VIEs and VIEs' subsidiaries. The retained earnings of the Group's consolidated VIEs and VIEs' subsidiaries was RMB2,160,032 and RMB2,148,854 as of December 31, 2025 and June 30, 2026, respectively.

Currently there is no contractual arrangement that could require the Company, Wheels Technology or other subsidiaries of the Company to provide additional financial support to the Group's consolidated VIEs and VIEs' subsidiaries. As the Company is conducting certain businesses in the PRC through the consolidated VIEs and VIEs' subsidiaries, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position as of December 31, 2025 and June 30, 2026, and its results of operations and cash flows for the six months ended June 30, 2025 and 2026. The consolidated balance sheet as of December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the "Board"); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has established a controlling financial interest (as defined in ASC 810 "Consolidation") and is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with U.S. GAAP.

All significant transactions and balances between the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries have been eliminated upon consolidation.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(c) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, determination of vendor and customer rebates and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

(d) Functional currency and foreign currency translation

The Group's reporting currency is the Renminbi ("RMB"). The functional currencies of the Company and its subsidiaries which are incorporated in Hong Kong and Singapore are United States dollars ("US$"). The Company's subsidiaries, the VIEs and the VIEs' subsidiaries with operations in Chinese mainland and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830 "Foreign Currency Matters".

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited condensed consolidated statements of comprehensive income/(loss) as "Others, net".

The financial statements of the Group's entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The foreign currency translation adjustments are recorded in accumulated other comprehensive (loss)/income as a component of shareholders' equity.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, cash in bank, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash that is restricted as to withdrawal for use or pledged as security is reported as "Restricted cash" in the unaudited condensed consolidated balance sheet.

(f) Time deposits and short-term investments

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the unaudited condensed consolidated balance sheet as "Time deposits and short-term investments", while the balances with original maturities longer than one year are classified as long-term time deposits which are reflected in the unaudited condensed consolidated balance sheet as "Long-term investments". The time deposits have a fixed interest rate return and the Group has the intent and ability to hold the deposits to maturity. Time deposits are recorded at amortized cost which approximates fair value.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments which have maturity dates within one year are classified as short-term investments and are reflected in the unaudited condensed consolidated balance sheet as "Time deposits and short-term investments", while those financial instruments which have maturity dates longer than one year are classified as "Long-term investments" in the unaudited condensed consolidated balance sheet. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive income/(loss) as "Interest income and investment income, net".

(g) Trade receivable and current expected credit losses

Trade receivable primarily includes receivables from vehicle sales, commission service fee receivables derived from insurance companies and banks (the Group earns such fees in facilitating customer use of services offered by these entities). The Group provides an allowance against trade receivable based on the expected credit loss approach and writes off trade receivable when they are deemed uncollectible. No material allowance for credit loss on trade receivable was recognized for the six months ended June 30, 2025 and 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(h) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition, which approximates actual cost using the weighted average method. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis after the fiscal year-end. The Group recognized inventory writedowns and net losses on inventory purchase commitment of RMB386,669 and RMB269,922 for the six months ended June 30, 2025 and 2026, respectively.

(i) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis or using the units-of-production method, as appropriate. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, plant and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Interest costs capitalized for the six months ended June 30, 2025 and 2026 were insignificant. Construction in progress is transferred to specific property, plant and equipment and the depreciation of these assets commences when the assets are ready for their intended use.

The estimated useful lives are as follows:

	Useful Lives
Building and building improvements	5 to 20 years
Production machineries, facilities and equipment	2 to 10 years
Motor vehicles	2 to 4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the unaudited condensed consolidated statements of comprehensive income/(loss) as “Other operating income/(expense), net”.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(i) Property, plant and equipment, net *(Continued)*

The Group reviews the estimated useful lives and units-of-production for depreciation of its property, plant and equipment on an ongoing basis. In evaluating useful lives and units-of-production, the Group considers how long-lived assets will remain functionally efficient and effective, and the assets' estimated total service capability, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, or the estimated level of production changes, the useful life or unit-of-production of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets' current carrying values over their revised remaining useful lives or revised units-of-production.

(j) Intangible assets, net

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Finite-lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

	Useful Lives
Software and patents	2 to 10 years

The Group estimates the useful life of the software and patents based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets.

Intangible assets that have indefinite useful life represent the automotive manufacturing permission and the insurance agent license, which are carried at cost less any subsequent impairment loss. The automotive manufacturing permission is necessary to produce the passenger vehicles. No useful life was determined in the contract terms when the Group acquired the automotive manufacturing permission and the insurance agent license. The Group expects that the permission and the license are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. The Group believes, based upon regulatory precedent, that the automotive manufacturing permission maintenance and required license renewals (as approved by government authorities) are normal activities, thus providing the basis for the indefinite life assumption.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(k) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. Fair value is estimated by the Group using the income approach which is based on the present value of the estimated future cash flows that the reporting unit is expected to generate over its remaining life. Cash flow projections were based on the Group's estimates of revenue growth rates, profitability, and the discount rate. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment loss of goodwill was recognized for the six months ended June 30, 2025 and 2026.

(l) Impairment of long-lived assets other than goodwill

The Group evaluates property, plant and equipment and intangible assets with definite lives for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset (or asset group) may not be recoverable in accordance with ASC 360 "Property, Plant and Equipment". The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset (or asset group) being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset (or asset group) exceeds its fair value. No impairment loss of long-lived assets was recognized for the six months ended June 30, 2025 and 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(l) Impairment of long-lived assets other than goodwill *(Continued)*

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350 "Intangibles – Goodwill and Other". The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value using a discounted cash flow method of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in development of cash flow projections are highly subjective assumptions and estimates derived from a review of the Group's operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. No impairment loss of indefinite-lived intangible assets was recognized for the six months ended June 30, 2025 and 2026.

(m) Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately-held companies and private equity funds, as well as long-term time deposits and long-term financial instruments.

Equity investments

Equity securities not accounted for using the equity method are carried at fair value with gains and losses recorded in the unaudited condensed consolidated statements of comprehensive income/(loss) as "Interest income and investment income, net", according to ASC 321 "Investments – Equity Securities".

The Group elected to record investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. For equity investments in private equity funds, over which the Group does not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient ("NAV practical expedient") in ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). These equity investments are subject to periodic impairment reviews. The impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(m) Long-term investments *(Continued)*

Equity investments (Continued)

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 "Investment – Equity Method and Joint Ventures" ("ASC 323"). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in long-term investments on the unaudited condensed consolidated balance sheet. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee's net income or loss into earnings after the date of investment and its share of equity investee's movement in accumulated other comprehensive income or loss in other comprehensive (loss)/income. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The primary factors the Group considers in its determination include, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. No impairment of equity method investments was recognized for the six months ended June 30, 2025 and 2026.

Long-term time deposits

Long-term time deposits are those balances placed with the banks with original maturities longer than one year.

Long-term financial instruments

Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices provided by financial institutions at the end of each period. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive income/(loss) as "Interest income and investment income, net."

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(n) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs' subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. For the six months ended June 30, 2025 and 2026, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. The Group also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB1,303,623 and RMB1,289,312 for the six months ended June 30, 2025 and 2026, respectively.

(o) Product warranties

The Group generally provides product warranties mainly on vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the unaudited condensed consolidated balance sheet. Warranty cost is recorded as a component of cost of sales in the unaudited condensed consolidated statements of comprehensive income/(loss). The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group's suppliers and the amount of the recovery is virtually certain.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide assurance that a product complies with agreed-upon specifications and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460 "Guarantees". The Group also provides extended warranty for certain vehicle. The extended warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with ASC 606 "Revenue from Contracts with Customers".

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(o) Product warranties *(Continued)*

The accrued warranty activity consists of the following:

	For the Six Months Ended June 30,	
	2025	**2026**
Accrued warranty at beginning of the period	5,159,787	**7,145,898**
Warranty cost incurred	(135,994)	**(858,425)**
Provision for warranty	818,283	**676,943**
Accrued warranty at end of the period	5,842,076	**6,964,416**
Including: Accrued warranty, current	681,301	**1,127,648**
Accrued warranty, non-current	5,160,775	**5,836,768**

(p) Revenue recognition

Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as other sales and services which are sold or provided separately which include providing non-warranty after-sales services, sales of charging stalls, goods from online store, parts and accessories, sales of Li Plus Membership, commission service, and customer loyalty points offered to customers in connection with the purchase of vehicles.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;
- creates and enhances an asset that the customer controls as the Group performs; or
- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(p) Revenue recognition *(Continued)*

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the balance sheets as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Vehicle sales

The Group generates revenue from sales of vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of vehicles, charging stalls, vehicle internet connection services, over-the-air upgrades (or "OTA upgrades"), Li Plus Membership, certain products and initial owner extended warranty.

The revenue for sales of the vehicles, charging stalls and certain products are recognized at a point in time when the control is transferred to the customer. For the vehicle internet connection service and OTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended warranty, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The Group records a contract liability as deferred revenue regarding the unperformed obligations when cash is received.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(p) Revenue recognition *(Continued)*

After-sales services

The Group also provides the after-sales repair and maintenance services and the revenues are recognized at a point in time when the relevant service is delivered.

Sales of charging stalls, goods from online store, parts and accessories

The Group sells charging stalls, goods from online store, parts and accessories along with vehicle sales or separately. The revenue are recognized at a point in time when the charging stalls are installed and goods, parts and accessories are delivered to the customer.

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation, mainly including after-sales repair and maintenance services and vehicle internet connection services, based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership is expired, whichever is earlier.

Commission service

The Group also facilitates customer use of auto-financing products and services offered by banks and insurance companies. The commission service fee is recognized at a point in time when the relevant facilitation service is rendered.

Customer loyalty points

The Group offers customer loyalty points, which can be used in the Group's online store to redeem the Group's merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group's merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of vehicles is a material right and is considered as a separate performance obligation. The amount allocated to the customer loyalty points as separate performance obligation is recorded as deferred revenue and revenue is recognized when the customer loyalty points are used or expired.

To encourage user engagement and generate market awareness, customers or users of the Group's mobile application can also obtain customer loyalty points through referring new customers to purchase the vehicles. The Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes certain services, including lifetime roadside assistance, are not material performance obligations considering these services are not critical items.

Considering the result of the qualitative assessment and the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is immaterial to reported consolidated results.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(q) Cost of sales

Vehicle sales

Cost of vehicle sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs, reserves for estimated warranty costs and consumption tax and related surcharge. The cost of sales also includes adjustments to warranty costs and charges to write down the carrying value of the inventory when it exceeds its estimated net realizable value or the inventory is either obsolete or in excess of forecasted demand, losses on inventory purchase commitments as well as impairment charges of manufacturing property, plant and equipment.

Other sales and services

Cost of other sales and services generally includes costs associated with providing non-warranty after-sales services, cost of goods from online stores, parts and accessories, costs of charging stalls, vehicle internet connection costs, and shipping and logistic costs.

(r) Research and development expenses

Research and development ("R&D") expenses are primarily comprised of salaries, bonuses, benefits and share-based compensation expenses for those employees engaged in research, design and development activities, consultation fees, validation and testing fees, and other expenses that are directly attributable to the development of new technologies and products, depreciation and amortization of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred, except for certain costs associated with developing internal-use software when such costs are incurred within the application development stage of software development.

(s) Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for sales and marketing personnel, marketing and promotional expenses, rental and other expenses associated with sales and servicing network. Advertising, marketing and promotional expenses are expensed as incurred and totaled RMB726,159 and RMB616,458 for the six months ended June 30, 2025 and 2026, respectively.

(t) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for employees involved in general corporate functions, professional service fees, depreciation and amortization expenses, rental and other general corporate related expenses.

(u) Government grants

The Group receives government subsidies from certain local governments. The Group's government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities related to manufacturing base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(u) Government grants *(Continued)*

The government subsidies are recorded when received with no further conditions to be met or certain operating conditions are met for which the grants are intended to compensate. Government subsidies are recognized as a deduction of the carrying amount of the asset or as a reduction of specific costs and expenses for which the grants are intended to compensate when conditions are met. As of December 31, 2025 and June 30, 2026, deferred government grants balance of RMB476,047 and RMB57,921 are recorded in "Accruals and other current liabilities" and "Other non-current liabilities" in the Group's unaudited condensed consolidated balance sheet. For the six months ended June 30, 2025 and 2026, the Group recognized government grants of approximately RMB730,361 and RMB454,454, respectively.

(v) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(w) Share-based compensation

The Company grants share options and RSUs to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718 "Compensation-Stock Compensation".

Employees' share-based awards granted with service conditions, performance condition and market conditions, are measured at the grant date fair value. Employees' share-based awards granted with only service conditions are recognized as expenses over the vesting period, using the graded vesting method, net of estimated forfeitures. For performance-based awards, share-based compensation expense is recognized over the expected performance achievement period as the achievement of each performance condition becomes probable. For share-based awards with market conditions, share-based compensation expense is recognized over the expected achievement period for each market condition milestone. Share-based compensation expense will continue to be recognized over the expected achievement period regardless of whether the market condition milestone is achieved, as long as the service condition continues to be satisfied.

A change in the terms or conditions of a share-based award, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award's fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. The Group recognizes incremental compensation cost for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The binomial option-pricing model is used to measure the fair value of share options with service condition. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. Monte Carlo simulation model is used to measure the fair value and the expected achievement period of the share options with market conditions. A Monte Carlo simulation model requires inputs such as the risk-free interest rate, expected award term, expected dividend yield and expected share price volatility.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(x) Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740 "Income Tax". Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the unaudited condensed consolidated statements of comprehensive income/(loss) as "Income tax (expense)/benefit" in the period of change. The determination of the realizability of deferred tax assets requires judgment in assessing the likelihood of future tax consequences. A number of factors are evaluated in considering whether there is evidence that it is more likely than not that the deferred tax assets will be realized, including whether there will be sufficient taxable profits available during the utilization periods, and tax planning strategies. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group's belief that the Group's tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

(y) Leases

The Group accounts for leases in accordance with ASC 842 "Leases" ("ASC 842"), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. The Group has lease agreements with lease and non-lease components, and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component. Right-of-use assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Right-of-use assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group's incremental borrowing rate ("IBR"), because the interest rate implicit in most of the Group's leases is not readily determinable. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group's lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(y) Leases *(Continued)*

The Group's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group has elected not to apply the recognition requirements of ASC 842 to short-term leases, as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise.

Operating leases are included in operating lease right-of-use assets, current and non-current operating lease liabilities on the Group's unaudited condensed consolidated balance sheet. Finance lease assets are included in property, plant and equipment, net and the corresponding finance lease liabilities are included in current and non-current finance lease liabilities on the Group's unaudited condensed consolidated balance sheet.

In a sale and leaseback transaction, one party (the seller-lessee) sells an asset it owns to another party (the buyer-lessor) and simultaneously leases back all or a portion of the same asset for all, or part of, the asset's remaining economic life. The seller-lessee transfers legal ownership of the asset to the buyer-lessor in exchange for consideration, and then makes periodic rental payments to the buyer-lessor to retain the use of the asset. The Group applies requirements in ASC 606 "Revenue from contracts with customers" when determining whether the transfer of an asset shall be accounted for as a sale of the asset.

An option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset unless both of the following criteria are met:

a. The exercise price of the option is the fair value of the asset at the time the option is exercised.

b. There are alternative assets, substantially the same as the transferred asset, readily available in the marketplace.

(z) Earnings/(Loss) per share

Basic net earnings/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net earnings/(loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the earnings/(loss).

Diluted net earnings/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and vesting of restricted share units by using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net earnings per share calculation when inclusion of such shares would be anti-dilutive.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(aa) Segment reporting

ASC 280 "Segment Reporting", establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

The Group as a one reportable segment derives revenue from sales of vehicles and embedded products and services, as well as other sales and services which are sold or provided separately, which include providing non-warranty after-sales services, sales of charging stalls, goods from online store, parts and accessories, sales of Li Plus Membership and commission service. Based on the criteria established by ASC 280 "Segment Reporting", chief operating decision maker ("CODM") has been identified as management committee, comprised of chief executive officer, chief financial officer, and certain other members of management team. CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income/(loss) when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one reportable segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

The primary measure of segment revenue and profitability for the Group's operating segment is considered to be consolidated revenue and net income/(loss). Significant segment expenses reviewed by the CODM on a regular basis included within net income/(loss) include cost of sales, research and development expenses, selling, general and administrative expenses which are separately presented on the Group's unaudited condensed consolidated statements of comprehensive income/(loss). Other segment items within net income/(loss) include interest expenses, interest income and investment income, net, others, net and income tax (expense)/benefit.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, and the Group's revenues are substantially derived from the PRC, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For the operating results of segment provided to and reviewed by CODM, please refer to the unaudited condensed consolidated statements of comprehensive income/(loss).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group adopted this ASU on a prospective basis effective January 1, 2026 and the adoption did not have a significant impact on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. The Group is in the process of evaluating the impact of the new guidance. This ASU will likely result in the required additional disclosures being included in the Group's consolidated financial statements, once adopted.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). The ASU removes all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1) Management has authorized and committed to funding the software project; 2) It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the "probable-to-complete recognition threshold"). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. RECENT ACCOUNTING PRONOUNCEMENTS *(CONTINUED)*

Recently issued accounting pronouncements not yet adopted *(Continued)*

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). The amendments in this Update establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The ASU requires that a business entity present a grant related to income and a grant related to an asset for which the deferred income approach is elected as part of earnings either (1) separately under a general heading such as other income or (2) deducted from the related expense. In addition, consistent with current disclosure requirements, it requires that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

4. CONCENTRATION AND RISKS

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2025 and June 30, 2026, most of the Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments were held by major financial institutions located in the Chinese mainland and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these financial institutions is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs and the VIEs’ subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services (“payment service providers”) to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4. CONCENTRATION AND RISKS *(CONTINUED)*

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of PRC. The Group's cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments that are subject to such government controls amounted to RMB79,554,122 and RMB74,005,644 as of December 31, 2025 and June 30, 2026, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c) Foreign currency exchange rate risk

The Group's reporting currency is the Renminbi ("RMB"). The functional currencies of the Company and its subsidiaries which are incorporated in Hong Kong and Singapore are United States dollars ("US$"). The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. The appreciation of the RMB against the US$ was approximately 0.4% and 3.1% for the six months ended June 30, 2025 and 2026. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d) Concentration of customers and suppliers

There are no customers nor suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the six months ended June 30, 2025. And there are no customers and one supplier from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the six months ended June 30, 2026.

5. TIME DEPOSITS AND SHORT-TERM INVESTMENTS

The Group's time deposits and short-term investments consist of the following:

	As of	
	December 31, 2025	**June 30, 2026**
Short-term time deposits	38,167,346	**40,664,846**
Short-term financial instruments	6,164,061	**4,809,428**
Total	44,331,407	**45,474,274**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6. TRADE RECEIVABLE, NET

An aging analysis of the trade receivable based on the recognition date and net of allowance for credit loss, is as follows:

	As of	
	December 31, 2025	**June 30, 2026**
Within 3 months	107,501	**147,024**
Between 3 months and 6 months	9,533	**54,100**
Between 6 months and 1 year	2,183	**4,573**
More than 1 year	606	**895**
Total	119,823	**206,592**

7. INVENTORIES

Inventories consist of the following:

	As of	
	December 31, 2025	**June 30, 2026**
Finished products		
Vehicles	4,841,667	**4,448,522**
Other finished products	826,338	**737,383**
Raw materials and work in process	3,250,309	**3,311,751**
Inventories	8,918,314	**8,497,656**
Inventory valuation allowance	(165,875)	**(163,955)**
Inventories, net	8,752,439	**8,333,701**

Finished products primarily include vehicles ready for sale, spare parts, goods for online store and accessories.

Raw materials primarily consist of materials for volume production and work in process, mainly including materials in production, which will be transferred into production cost when incurred.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of	
	December 31, 2025	**June 30, 2026**
Production machineries, facilities and equipment	12,525,627	**13,333,585**
Mold and tooling	7,285,856	**9,285,590**
Building and building improvements	6,432,742	**6,707,219**
Construction in process	921,617	**346,499**
Leasehold improvements	3,387,938	**3,292,877**
Motor vehicles	2,482,091	**2,360,630**
Total	33,035,871	**35,326,400**
Less: Accumulated depreciation	(10,233,542)	**(12,405,696)**
Less: Accumulated impairment loss	(27,391)	**(27,391)**
Total property, plant and equipment, net	22,774,938	**22,893,313**

The Group recorded depreciation expenses of RMB1,681,634 and RMB2,607,861 for the six months ended June 30, 2025 and 2026, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of	
	December 31, 2025	**June 30, 2026**
Automotive manufacturing permission	647,174	**647,174**
Insurance agent license	35,000	**35,000**
Indefinite-lived intangible assets, net	682,174	**682,174**
Software	441,290	**473,089**
Patents	248,825	**282,996**
Finite-lived intangible assets	690,115	**756,085**
Less: Accumulated amortization		
Software	(150,476)	**(180,345)**
Patents	(29,839)	**(92,353)**
Accumulated amortization	(180,315)	**(272,698)**
Finite-lived intangible assets, net	509,800	**483,387**
Total intangible assets, net	1,191,974	**1,165,561**

The Group recorded amortization expenses of RMB21,790 and RMB92,450 for the six months ended June 30, 2025 and 2026, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. INTANGIBLE ASSETS, NET *(CONTINUED)*

As of June 30, 2026, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the Twelve Months Ending June 30,
2027	**191,346**
2028	**95,081**
2029	**38,602**
2030	**38,576**
2031 and thereafter	**119,782**
Total	**483,387**

10. LEASES

Operating leases of the Group mainly include land use rights and leases of offices, retail stores, charging stations and delivery and servicing centers and the finance lease was lease of certain offices and manufacturing base production plants.

The components of lease expenses were as follows:

	For the Six Months Ended June 30,	
	2025	**2026**
Lease cost		
Finance lease cost:		
Amortization of assets	19,176	**7,541**
Interest of lease liabilities	18,936	**816**
Operating lease cost	893,130	**901,352**
Short-term lease cost	91,880	**67,946**
Total	1,023,122	**977,655**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. LEASES *(CONTINUED)*

Supplemental information related to leases was as follows (in thousands, except lease terms and discount rate):

	For the Six Months Ended June 30,	
	2025	**2026**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payments for operating leases	930,111	**834,603**
Operating cash flows payments for finance leases	53,660	**–**
Right-of-use assets obtained in exchange for lease liabilities, net of decrease in right-of-use assets for early terminations:		
Right-of-use assets obtained in exchange for new operating lease liabilities, net of decrease in right-of-use assets for early terminations	1,501,941	**(32,652)**

	As of	
	December 31, 2025	**June 30, 2026**
Operating Leases		
Land use rights, net	1,509,017	**1,086,465**
Operating lease right-of-use assets, net (excluding land use rights)	7,590,296	**6,803,881**
Total operating lease right-of-use assets, net	9,099,313	**7,890,346**
Operating lease liabilities, current	1,690,356	**1,572,211**
Operating lease liabilities, non-current	6,258,957	**5,620,164**
Total operating lease liabilities	7,949,313	**7,192,375**

	As of	
	December 31, 2025	**June 30, 2026**
Finance Leases		
Property, plant and equipment, net	282,080	**274,538**
Total finance lease assets, net	282,080	**274,538**
Finance lease liabilities, non-current	348,506	**349,322**
Total finance lease liabilities	348,506	**349,322**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. LEASES *(CONTINUED)*

	As of	
	December 31, 2025	June 30, 2026
Weighted-average remaining lease term		
Land use rights	44 years	43 years
Operating leases	7 years	6 years
Finance leases	3 years	2 years
Weighted-average discount rate		
Land use rights	3.3%	3.3%
Operating leases	3.9%	3.6%
Finance leases	3.3%	3.3%

Maturities of lease liabilities were as follows:

	For the Twelve Months Ending June 30,	
	Operating Leases	Finance Leases
2027	1,947,195	–
2028	1,407,232	408,642
2029	1,188,273	–
2030	944,179	–
2031	780,594	–
Thereafter	1,731,361	–
Total undiscounted lease payments	7,998,834	408,642
Less: imputed interest	(806,459)	(59,320)
Total lease liabilities	7,192,375	349,322

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11. LONG-TERM INVESTMENTS

The Group's long-term investments consist of the following:

	As of	
	December 31, 2025	**June 30, 2026**
Equity investments:		
Equity securities without readily determinable fair values using the measurement alternative	742,314	**953,858**
Equity securities without readily determinable fair values using the NAV practical expedient	91,464	**135,291**
Equity securities with readily determinable fair values	14,894	**3,950**
Debt investments:		
Long-term time deposits	–	**1,883,895**
Total	848,672	**2,976,994**

Equity securities without readily determinable fair values

Equity securities without readily determinable fair values represent investments in privately-held companies and private equity funds with no readily determinable fair value.

No impairment loss of equity securities without readily determinable fair values were recorded in "Interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive income/(loss) for the six months ended June 30, 2025 and 2026. Upward adjustments of nil and RMB102,575 were recorded for the six months ended June 30, 2025 and 2026, and upward adjustments of RMB102,575 were recorded on a cumulative basis as of June 30, 2026.

Equity securities with readily determinable fair values

Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value.

For equity securities with readily determinable fair values, net unrealized gains of RMB10,822 and net unrealized losses of RMB10,627 were recorded for the six months ended June 30, 2025 and 2026, respectively, in "Interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive income/(loss).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. BORROWINGS

Borrowings consist of the following:

	As of	
	December 31, 2025	June 30, 2026
Short-term borrowings:		
Convertible debt(1)	5,982,366	–
Secured borrowing(2)	235,379	**286,205**
Total short-term borrowings(4)	6,217,745	**286,205**

	As of	
	December 31, 2025	June 30, 2026
Long-term borrowings:		
Secured borrowing(2)	3,299,203	**3,883,895**
Unsecured borrowing(3)	–	**1,995,493**
Convertible debt(1)	–	**984,611**
Total long-term borrowings	3,299,203	**6,863,999**
Total borrowings	9,516,948	**7,150,204**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. BORROWINGS *(CONTINUED)*

(1) In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of June 30, 2026, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. On April 30, 2026, US$716,800 aggregate principal amount of the convertible debt was validly surrendered for repurchase pursuant to holders' put right and US$145,700 aggregate principal amount of the convertible debt remain outstanding and continue to be subject to the existing terms of the convertible debt as of June 30, 2026. Loss on debt extinguishment of RMB28,781 was included in interest expense for the six months ended June 30, 2026 in the unaudited condensed consolidated comprehensive income/(loss).

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the unaudited condensed consolidated balance sheet. The convertible debt was classified as short-term or long-term borrowing based on the length of time between the reporting date and date of early redemption right or conversion right by the holders. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2025 and 2026, the convertible debt related interest expense excluding loss on debt extinguishment was RMB16,918 and RMB11,647, respectively. As of December 31, 2025 and June 30, 2026, the principal amount of the convertible debt was RMB6,023,614 and RMB989,945, and the unamortized debt issuance cost was RMB41,248 and RMB5,334, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. BORROWINGS *(CONTINUED)*

(2) As of December 31, 2025, the Group obtained secured borrowing from certain banks with a total principal of RMB3,534,582. The annual interest rate of these borrowings ranged from 5-year LPR minus 0.81% to 5-year LPR minus 0.65%. The borrowings are repayable in installment according to the agreement, with the last maturity date ranging from June 21, 2034 to February 13, 2037. The borrowings are denominated in RMB.

As of June 30, 2026, the Group obtained secured borrowing from certain banks with a total principal of RMB4,170,100. The annual interest rate of these borrowings ranged from 5-year LPR minus 0.81% to 5-year LPR minus 0.65%. The borrowings are repayable in installment according to the agreement, with the last maturity date ranging from June 21, 2034 to February 13, 2037. The borrowings are denominated in RMB. As of June 30, 2026, a total of RMB5,365,448 was undrawn and available under the secured borrowing.

The borrowings are pledged by certain production plants and land use rights of the Group as of December 31, 2025 and June 30, 2026. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account and requirement on certain financial ratios. The Group is in compliance with all of the loan covenants as of June 30, 2026.

(3) In June 2026, the Group issued its first tranche of 2026 technology innovation bonds (the "Bonds") on the National Interbank Bond Market of China, with a total principal of RMB2,000,000. The Bonds have a term maturity of three years and bears coupon rate of 1.75% per annum. The issuance costs were recorded as an adjustment to the issuance proceeds and are amortized as interest expense using the effective interest method with an effective interest rate of 1.81% per annum over the contractual life to the maturity date.

(4) As of December 31, 2025 and June 30, 2026, the weighted average interest rate on short-term borrowings excluding convertible debt was 2.72% and 2.71%.

The following table summarizes the aggregate repayment schedule of the Group's borrowings, excluding convertible debt:

	For the Twelve Months Ending June 30,
2027	**286,205**
2028	**393,762**
2029	**2,543,461**
2030	**547,969**
2031	**547,475**
Thereafter	**1,846,721**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of	
	December 31, 2025	**June 30, 2026**
Trade payable for raw materials	23,713,783	**23,449,990**
Notes payable[1]	16,865,436	**15,306,090**
Total	40,579,219	**38,756,080**

(1) Certain banks offer supply chain financing channels to the Group's suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group's payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. The outstanding amount of the Group's supply chain financing channels program as of December 31, 2025 and June 30, 2026 were RMB484,607 and nil, respectively.

An aging analysis of the trade and notes payable as at December 31, 2025 and June 30, 2026 is as follow. The aging analysis is based on the time of recognizing the purchase of materials and goods or accepting services.

	As of	
	December 31, 2025	**June 30, 2026**
Within 3 months	26,797,558	**27,321,232**
Between 3 months and 6 months	7,268,802	**7,003,177**
Between 6 months and 1 year	6,496,892	**4,413,318**
More than 1 year	15,967	**18,353**
Total	40,579,219	**38,756,080**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of	
	December 31, 2025	**June 30, 2026**
Payables for purchase of property, plant and equipment	3,756,574	**3,885,364**
Payables for research and development expenses	1,711,162	**1,647,772**
Accrued warranty, current	1,602,897	**1,127,648**
Salaries and benefits payable	1,227,541	**1,072,345**
Tax payable	1,645,982	**682,642**
Payables for marketing and promotional expenses	847,408	**765,509**
Payables for logistics expenses	598,777	**582,028**
Accrued costs of purchase commitments relating to inventory	258,166	**402,726**
Deposits from vendors	151,552	**264,404**
Advances from customers	3,935	**8,725**
Other payables	1,608,266	**1,762,474**
Total	13,412,260	**12,201,637**

15. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	As of	
	December 31, 2025	**June 30, 2026**
Accrued warranty, non-current	5,543,001	**5,836,768**
Payables for purchase of property, plant and equipment, non-current	270,650	**236,430**
Deferred government grants, non-current	437,952	**23,582**
Other payables	133,767	**95,454**
Total	6,385,370	**6,192,234**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. REVENUE DISAGGREGATION

Revenue by timing of recognition is analyzed as follows:

	For the Six Months Ended June 30,	
	2025	**2026**
Revenue recognized at a point in time	55,968,566	**48,432,518**
Including: Vehicle sales	53,563,718	**45,599,670**
Other sales and services	2,404,848	**2,832,848**
Revenue recognized over time	203,861	**217,283**
Total	56,172,427	**48,649,801**

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the customers. Revenues from other sales and services which are recognized at a point in time primarily include (i) non-warranty after-sales services, (ii) sales of charging stalls, goods from online store, parts and accessories, (iii) certain services under the Li Plus Membership, and (iv) commission service fee. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the customers.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, OTA upgrades and certain services under the Li Plus Membership.

17. DEFERRED REVENUE

The following table includes a rollforward of the deferred revenue balance for each period presented:

	For the Six Months Ended June 30,	
	2025	**2026**
Deferred revenue – at beginning of the period	2,117,020	**2,246,163**
Additions	54,941,457	**47,215,026**
Recognition	(54,989,898)	**(47,586,292)**
Deferred revenue – at end of the period	2,068,579	**1,874,897**
Including: Deferred revenue, current	1,405,462	**1,208,610**
Deferred revenue, non-current	663,117	**666,287**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17. DEFERRED REVENUE *(CONTINUED)*

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, customer loyalty points offered in connection with the purchase of our vehicles, uninstalled charging stalls and other performance obligations identified in the vehicle sales contracts. As of December 31, 2025, the Group's total deferred revenue was RMB2,246,163, of which RMB1,256,853 was recognized as revenues for the six months ended June 30, 2026. Of the total deferred revenue balance as of June 30, 2026, RMB1,208,610 is expected to be recognized in the next 12 months. The remaining balance of RMB666,287 will be recognized at the time of transfer of control of the product and services or over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation.

18. ORDINARY SHARES

In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the reorganization in 2019. In connection with the reorganization and issuance of Series C convertible redeemable preferred shares, 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof.

In August 2020, the Company completed its US IPO and 190,000,000 Class A Ordinary Shares were issued with proceeds of US$1,042,137, net of underwriter commissions and relevant offering expenses. Concurrently with completion of the IPO, 66,086,955 Class A Ordinary Shares were issued for a consideration of US$380,000. On August 7, 2020, the Company issued an additional 28,500,000 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of US$157,320.

All of the preferred shares (other than those beneficially owned by Mr. Li Xiang, the founder and the CEO of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the IPO. Concurrently, all preferred shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

In December 2020, the Company completed a follow-on offering of 108,100,000 Class A Ordinary Shares, which included 14,100,000 Class A Ordinary Shares issued in connection with the underwriters' full exercise of their over-allotment option.

In May 2021, the Company issued 108,557,400 Class B Ordinary Shares as treasury shares to Mr. Li Xiang, the Company's founder and chief executive officer, pursuant to the Company's 2021 Share Incentive Plan.

In August 2021, the Company completed its HK IPO and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11,633,130, net of underwriter commissions and relevant offering expenses. In September 2021, the Company issued an additional 13,869,700 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of HK$1,634,462.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18. ORDINARY SHARES *(CONTINUED)*

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$2,000,000 of ADSs, each representing two Class A ordinary shares, through the ATM Offering on the Nasdaq Global Select Market. On September 27, 2023, the Company terminated the equity distribution agreement dated June 28, 2022 between the Company and certain sales agents in connection with the ATM Offering, effective immediately after the close of business on the same day, U.S. Eastern Time. The Company terminated the ATM Offering because it does not intend to further raise additional capital or sell additional securities under the ATM Offering. Under the ATM Offering, a total of 27,004,858 Class A ordinary shares were legally issued and the proceeds has been received by the Company.

On March 24, 2026, the Company's board of directors has approved a share repurchase program under which the Company is authorized to purchase up to US$1.0 billion of its Class A ordinary shares and/or American depositary shares for the period from the approval date up to March 31, 2027 (the "Share Repurchase Program"). Repurchases under the program may be made from time to time through open market transactions at prevailing market prices, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company's board of directors will review the Share Repurchase Program periodically, and may authorize adjustments of its terms and size or suspend or discontinue the program. As of June 30, 2026, the Company repurchased a total of 44,160,200 Class A Ordinary Shares at an aggregate consideration of HK$2,339,896 on the HKEX and a total of 20,371,928 Class A Ordinary Shares represented by ADSs at an aggregate consideration of US$163,231 on the Nasdaq. The Company accounts for the repurchased ordinary shares at cost and includes such treasury shares as a component of the shareholders' equity.

In April 2026, 711,481 Class B ordinary shares were converted into Class A ordinary shares to satisfy HKEX's requirement regarding weighted voting rights from legal perspective along with the repurchase of ordinary shares.

As of June 30, 2026, the Company issued 104,804,000 Class A Ordinary Shares as treasury shares for future exercise of share options and vesting of RSUs. As of June 30, 2026, 42,731,722 share options that fulfilled the vesting conditions were exercised and 45,600,836 RSUs that fulfilled the vesting conditions were vested.

As of December 31, 2025 and June 30, 2026, the Company had issued and outstanding ordinary shares of 2,027,667,098 and 1,973,963,298.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. EARNINGS/(LOSS) PER SHARE

Basic and diluted net earnings/(loss) per share have been calculated in accordance with ASC 260 "Earnings Per Share" for the six months ended June 30, 2025 and 2026 as follows:

	For the Six Months Ended June 30,	
	2025	**2026**
Numerator:		
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	1,742,895	**(3,993,712)**
Dilution effect arising from convertible debt	16,918	–
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc. for computing diluted net earnings/(loss) per share	1,759,813	**(3,993,712)**
Denominator:		
Weighted average ordinary shares outstanding – basic	2,010,096,159	**2,020,876,470**
Effects of dilutive securities		
Options and RSUs	69,419,024	–
Convertible debt	60,861,105	–
Weighted average ordinary shares outstanding – diluted	2,140,376,288	**2,020,876,470**
Basic net earnings/(loss) per share attributable to ordinary shareholders of Li Auto Inc.	0.87	**(1.98)**
Diluted net earnings/(loss) per share attributable to ordinary shareholders of Li Auto Inc.	0.82	**(1.98)**

For the six months ended June 30, 2025 and 2026, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued. For the six months ended June 30, 2025, options and RSUs of 2,627,188 on a weighted average basis were respectively excluded from the calculation of diluted net earnings per share because of their anti-dilutive effect. As the Group incurred a loss for the six months ended June 30, 2026, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average numbers of options and RSUs granted, and convertible debt (shares subject to conversion) excluded from the calculation of diluted net loss per share of the Company were 52,533,737 and 43,814,811 for the six months ended June 30, 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Six Months Ended June 30,	
	2025	**2026**
Research and development expenses	475,600	**255,093**
Selling, general and administrative expenses	247,924	**102,915**
Cost of sales	15,331	**16,769**
Total	738,855	**374,777**

(i) 2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the "2019 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of June 30, 2026, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company's Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the "2020 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of June 30, 2026, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Company commenced to grant options and RSUs from January 1, 2021 under the 2020 plan.

The contractual term of share-based awards under 2019 Plan and 2020 Plan is generally ten years from the grant date and the options and RSUs granted have service, performance and market conditions. The options and RSUs with service and performance conditions are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date for the awards with service and performance conditions.

On June 15, 2026, the Company granted an aggregate of 35,000,000 options pursuant to the 2020 Plan to several senior management of the Company. The awards are divided into five equal tranches, with vesting schedule based on the attainment of market conditions, assuming continued employment through each vesting date. First to fifth tranches will vest when market capitalization of the Company reaches HK$200 billion, HK$400 billion, HK$600 billion, HK$800 billion and HK$1 trillion on HKEX. The market capitalization of the Company will be calculated by multiplying (i) the average closing price of shares on HKEX over 30 consecutive trading days, and (ii) the total number of issued share (excluding treasury shares as defined under the Listing Rules, if any). For the avoidance of doubt, if a higher-tier target is achieved for the first time without the lower-tier target having been achieved previously, the shares corresponding to both the lower and higher tiers will vest in a single installment; if the lower-tier target has been previously achieved and the corresponding shares have vested, only the shares corresponding to the current proportion of the higher-tier target will vest upon its achievement, without double issuance. Share-based compensation expense associated with the awards of market condition is recognized over the expected achievement period for each market capitalization milestone. The market capitalization milestone period and the fair value of each tranche are determined using a Monte Carlo simulation model and is used as the basis for determining the expected achievement period and share-based compensation expenses.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION *(CONTINUED)*

(i) 2019 and 2020 Share Incentive Plan *(Continued)*

(a) The following table summarizes the Company's share option activity under the 2019 Plan and 2020 Plan for the six months ended June 30, 2025 and 2026:

	Number of Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2024	50,119,362	0.10	4.81	596,170
Granted	–	–		
Exercised	(5,341,220)	0.10		
Forfeited	(162,000)	0.10		
Outstanding as of June 30, 2025	44,616,142	0.10	4.53	600,310
Outstanding as of December 31, 2025	**43,058,366**	**0.10**	**4.01**	**360,183**
Granted	**35,000,000**	**7.19**		
Exercised	**(5,190,988)**	**0.10**		
Forfeited	**(72,200)**	**0.10**		
Outstanding as of June 30, 2026	**72,795,178**	**3.51**	**6.82**	**171,878**
Vested and expected to vest as of June 30, 2025	44,043,019	0.10	4.51	592,599
Exercisable as of June 30, 2025	38,101,142	0.10	4.31	512,651
Vested and expected to vest as of June 30, 2026	**72,664,825**	**3.51**	**6.82**	**217,326**
Exercisable as of June 30, 2026	**35,921,178**	**0.10**	**3.85**	**207,265**

The aggregate intrinsic value in the table above is calculated as the difference between the closing stock price on the last trading day of the period and the exercise price of the underlying awards.

Total intrinsic value of options exercised for the six months ended June 30, 2025 and 2026 was US$144,890, and US$46,110, respectively. The total fair value of options vested during the six months ended June 30, 2025 and 2026 was US$28,342 and US$26,604, respectively.

No share options were granted for the six months ended June 30, 2025. The weighted-average grant date fair value of options granted under the Company's 2020 Plan was US$4.14 for the six months ended June 30, 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION *(CONTINUED)*

(i) 2019 and 2020 Share Incentive Plan *(Continued)*

(a) The fair value of the options with service and market condition granted under the 2020 Plan was estimated on the date of grant using a Monte Carlo simulation model with the assumptions as follow:

	For the Six Months Ended June 30, 2026
Exercise price (US$)	**7.19**
Risk-free interest rate	**3.25%**
Expected term (in years)	**10**
Expected volatility	**60%**
Expected dividend yield	**0%**

The risk-free interest rate is estimated based on the yield curve of Hong Kong Government Debt as of the option valuation date. The expected volatility was based on historical volatility of the Company's share price. The Group has never declared or paid any cash dividend on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contractual life of the options.

As of June 30, 2026, there were US$143,439 of unrecognized compensation expenses related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 4.63 years and may be adjusted for future changes in forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION *(CONTINUED)*

(i) 2019 and 2020 Share Incentive Plan *(Continued)*

(b) The following table summarizes the Company's RSU activity under the 2019 plan and 2020 Plan for the six months ended June 30, 2025 and 2026:

	Number of Shares	Weighted Average Grant Date Fair Value US$	Weighted Average Remaining Contractual Life In Years
Unvested as of December 31, 2024	43,077,190	15.37	8.39
Granted	1,975,900	13.88	
Vested	(5,589,330)	16.68	
Forfeited	(2,108,200)	15.04	
Unvested as of June 30, 2025	37,355,560	15.23	8.00
Unvested as of December 31, 2025	**37,743,020**	**13.33**	**8.25**
Granted	**5,557,200**	**7.09**	
Vested	**(5,637,340)**	**15.57**	
Forfeited	**(4,374,340)**	**13.22**	
Unvested as of June 30, 2026	**33,288,540**	**11.92**	**8.22**

The total fair value of the RSUs vested during the six months ended June 30, 2025 and 2026 was US$93,238 and US$88,310, respectively.

As of June 30, 2026, there was US$149,330 of unrecognized compensation expense related to RSUs granted to the Group's employees and consultants, which are expected to be recognized over a weighted-average period of 2.15 years and may be adjusted for future changes in forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION *(CONTINUED)*

(ii) 2021 Share Incentive Plan

In March 2021, the Group adopted the 2021 Share Incentive Plan (the "2021 Plan"), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company's founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group's vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company's 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the "Award Shares") under the same plan, all of which will become legally vested upon grant on May 5, 2021. However, Mr. Li Xiang has also agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are still subject to certain restrictions, terms and performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B ordinary shares (10 votes per share) to Class A ordinary shares (1 vote per share) on one-to-one basis with effect immediately upon the Company's listing on the Main Board of HKEX in August 2021. The modification is solely subject to satisfy HKEX's requirement from a legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares, (a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

For the awards granted to Mr. Li Xiang, which are subject to performance-based vesting conditions, a fixed amount of expenses for each tranche was determined on the grant date. Later, based on assessment of future performance, the Group determines whether each performance condition is deemed probable of achievement and if so, the expected time of achievement. In 2024, the Group fully recognized compensation expenses of US$89,741 for the first tranche or 18,092,900 restricted shares, as the related performance condition was achieved. For the second to sixth tranches, the Group has not recognized any compensation expenses and compensation expenses of US$448,704 remain unrecognized as the relevant performance condition is considered not probable of achievement as of June 30, 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION *(CONTINUED)*

(ii) 2021 Share Incentive Plan *(Continued)*

The following table summarizes the Company's award shares activity under the 2021 Plan for the six months ended June 30, 2025 and 2026.

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years
December 31, 2024	108,557,400	14.63	6.19
Granted	–	–	–
June 30, 2025	108,557,400	14.63	5.69
December 31, 2025	**108,557,400**	**14.63**	**5.19**
Granted	**–**	**–**	**–**
June 30, 2026	**108,557,400**	**14.63**	**4.69**

21. TAXATION

(a) Value added tax ("VAT")

The Group is subject to VAT rate of 13% for revenue from sales of vehicles, sales of charging stalls, goods from online store, parts and accessories in the PRC, VAT rate of 6% for revenue from provision of commission service in the PRC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. TAXATION *(CONTINUED)*

(b) Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Chinese mainland and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Chinese Mainland

Four entities in the Group applied preferential enterprise income tax rate of 15% for the six months ended June 30, 2025 and 2026, being qualified as "high and new technology enterprise" under the PRC Enterprise Income Tax law (the "EIT Law"). The high and new technology enterprise certificate is effective for a period of three years.

One subsidiary was awarded as a Software Enterprise in March 2022 and was thereby entitled to income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. The subsidiary was also approved as a "National Encouraged Key Software Enterprises" in May 2025 and May 2026. Entities recognized as "National Encouraged Key Software Enterprises" will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, the subsidiary was qualified to enjoy the preferential income tax rate of 0% in calendar year 2025. The "National Encouraged Key Software Enterprises" status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming "National Encouraged Key Software Enterprises" status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2026, the subsidiary applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of June 30, 2026.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the Chinese mainland and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. TAXATION *(CONTINUED)*

(b) Income taxes *(Continued)*

Chinese Mainland (Continued)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax (“STA”) of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “Super R&D Deduction”). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% continues to be applied from January 1, 2023, until when new announcement is released by STA of the PRC.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

The Group intends to indefinitely reinvest all the undistributed earnings of PRC subsidiaries and VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend out of PRC; therefore, no withholding tax is expected to be incurred in the foreseeable future.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. TAXATION *(CONTINUED)*

(b) Income taxes *(Continued)*

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profits tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Global Anti-base Erosion Rules

The Organisation for Economic Co-operation and Development, or the OECD, published the "Global Anti-Base Erosion Model Rules" ("GloBE") in 2021, which introduced a global minimum tax of 15% for certain multinational enterprises, or the Pillar Two Rules. Certain jurisdictions in which the Group operates have implemented the Pillar Two Rules. Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its GloBE effective tax rate in each jurisdiction and the 15% minimum rate. The Group has conducted an assessment of the Pillar Two transitional safe harbour rules and the full Pillar Two rules and made certain current income tax provisions to reflect the impact from the Pillar Two legislation for the six months ended June 30, 2026.

Composition of income tax expense/(benefit) for the periods presented is as follows:

	For the Six Months Ended June 30,	
	2025	**2026**
Current income tax expense	735,210	**16,310**
Deferred income tax benefit	(415,382)	**(585,067)**
Income tax expense/(benefit)	319,828	**(568,757)**

(c) Consumption tax

The Group is subject to consumption tax rate of 3% and related surcharge for the sales of extended-range electric passenger vehicles.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include short-term investments, long-term financial instruments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2025 and June 30, 2026.

		Fair Value Measurement at Reporting Date Using		
	Fair Value as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	6,164,061		6,164,061	
Equity securities with readily determinable fair values	14,894	14,894		
Total	6,178,955	14,894	6,164,061	

		Fair Value Measurement at Reporting Date Using		
	Fair Value as of June 30, 2026	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Short-term investments	**4,809,428**		**4,809,428**	
Equity securities with readily determinable fair values	**3,950**	**3,950**		
Total	**4,813,378**	**3,950**	**4,809,428**	

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. FAIR VALUE MEASUREMENT *(CONTINUED)*

Valuation Techniques

Fair value of short-term investments and long-term financial instruments is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2).

Equity securities with readily determinable fair values: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in "Interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive income/(loss).

Assets measured at fair value on a non-recurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair values and equity method investments, as well as property, plant and equipment and inventories. For investments in equity securities without readily determinable fair values using the measurement alternative, upward adjustments of nil and RMB102,575 were recorded for the six months ended June 30, 2025 and 2026. The equity securities are reviewed periodically for impairment using fair value measurement. The primary factors the Group considers in its determination include, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. In the event of impairment, these investments were measured using unobservable inputs (Level 3) and written down from their respective carrying values to fair value, with impairment charges incurred and recorded in unaudited condensed consolidated statements of comprehensive income/(loss) for the years then ended. The equity securities without readily determinable fair value were RMB833,778 and RMB1,089,149 as of December 31, 2025 and June 30, 2026.

No impairment charges were recognized for the six months ended June 30, 2025 and 2026. For equity method investments, no impairment loss was recognized for all periods presented.

The Group measures the carrying amount of long-lived assets against the fair value determined using estimated undiscounted future cash flows with unobservable inputs (Level 3). No impairment loss of property, plant and equipment was recognized for all periods presented. The Group recognized RMB17,530 and RMB39,479 inventory write-downs for the six months ended June 30, 2025 and 2026, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. FAIR VALUE MEASUREMENT *(CONTINUED)*

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, other assets, borrowings, trade and notes payable, amounts due to related parties, accruals and other liabilities.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. Trade receivable, other assets, trade and notes payable, amounts due to related parties and accruals and other liabilities are measured at amortized cost, and the fair values approximate their carrying values given their short maturities.

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximates their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement. The fair value of the convertible debt, based on level 2 inputs, was RMB852,765 as of June 30, 2026.

23. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

The Group's capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 were as follows:

	Total	Less than One Year	1-3 Years	Over 3 Years
Capital commitments	4,842,141	4,796,288	45,853	–

(b) Purchase obligations

The Group's purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years
Purchase obligations	3,755,345	3,686,420	68,925	–

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. COMMITMENTS AND CONTINGENCIES *(CONTINUED)*

(c) Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Save as discussed below, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2025 and June 30, 2026.

The Company and certain of its officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company's SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated. On March 27, 2025, the lead plaintiff filed a first amended complaint, followed by a second amended complaint on June 6, 2025. On July 2, 2025, the individual defendants accepted service of the second amended complaint. On July 21, 2025, the Company and the individual defendants filed a motion to dismiss the second amended complaint. On June 25, 2026, the Court held oral argument on the defendants' motion to dismiss. Before the Court issued a ruling, the plaintiffs voluntarily dismissed the case with prejudice on July 22, 2026, and the case was closed that same day.

24. RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Group had major transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Meituan	A principal shareholder of the Company
Shandong Lixiang Automobile Battery Co., Ltd. and its subsidiaries ("Shandong Battery")	An entity over which the Group has significant influence
Foshan Che Yijia New Energy Technology Co., Ltd. ("Foshan Cheyijia")	An equity method investee of the Group

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. RELATED PARTY BALANCES AND TRANSACTIONS *(CONTINUED)*

The Group entered into the following major related party transactions:

	For the Six Months Ended June 30	
	2025	**2026**
Purchase goods from Shandong Battery	–	**438,104**
Purchase service from Meituan	27,512	**38,045**
Purchase goods from Foshan Cheyijia	9,749	**7,327**

The Group had the following major related party balances:

	As of	
	December 31, 2025	**June 30, 2026**
Due to Shandong Battery	–	**438,104**
Due to Meituan	14,781	**13,216**
Due to Foshan Cheyijia	11,838	**1,470**

25. DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2025 and 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. The effects of material differences between the unaudited condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

Reconciliation of unaudited condensed consolidated statements of comprehensive income/(loss)

	For the six months ended June 30, 2025					
		IFRS Accounting Standards adjustments				
	Amounts as reported under U.S. GAAP RMB	Convertible debt (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Warranty accrual (Note (vi)) RMB	Amounts under IFRS Accounting Standards RMB
Cost of sales:						
Vehicle sales	(43,075,219)	–	–	–	61,151	(43,014,068)
Other sales and services	(1,711,780)	–	31,129	–	–	(1,680,651)
Total cost of sales	(44,786,999)	–	31,129	–	61,151	(44,694,719)
Operating expenses:						
Research and development	(5,324,024)	–	6,612	–	–	(5,317,412)
Selling, general and administrative	(5,248,770)	–	89,813	–	–	(5,158,957)
Total operating expenses	(10,286,756)	–	96,425	–	–	(10,190,331)
Interest expense	(97,996)	16,918	(175,214)	–	(46,050)	(302,342)
Interest income and investment income, net	1,012,715	–	–	(37,131)	–	975,584
Fair value change of convertible debt	–	(382,599)	–	–	–	(382,599)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	37,131	–	37,131
Income before income tax	2,063,409	(365,681)	(47,660)	–	15,101	1,665,169
Income tax expense	(319,828)	–	–	–	–	(319,828)
Net income	1,743,581	(365,681)	(47,660)	–	15,101	1,345,341
Net income attributable to ordinary shareholders of Li Auto Inc.	1,742,895	(365,681)	(47,660)	–	15,101	1,344,655

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS *(CONTINUED)*

Reconciliation of unaudited condensed consolidated statements of comprehensive income/(loss) ***(Continued)***

	For the six months ended June 30, 2026					
		IFRS Accounting Standards adjustments				
	Amounts as reported under U.S. GAAP RMB	Convertible debt (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Warranty accrual (Note (vi)) RMB	Amounts under IFRS Accounting Standards RMB
Cost of sales:						
Vehicle sales	(42,021,304)	–	–	–	62,486	(41,958,818)
Other sales and services	(1,984,397)	–	31,553	–	–	(1,952,844)
Total cost of sales	(44,005,701)	–	31,553	–	62,486	(43,911,662)
Operating expenses:						
Research and development	(5,497,792)	–	7,079	–	–	(5,490,713)
Selling, general and administrative	(4,327,247)	–	75,256	–	–	(4,251,991)
Total operating expenses	(9,943,740)	–	82,335	–	–	(9,861,405)
Interest expense	(156,906)	40,188	(132,608)	–	(106,442)	(355,768)
Interest income and investment income, net	849,053	–	–	(116,216)	–	732,837
Fair value change of convertible debt	–	74,944	–	–	–	74,944
Fair value changes on investments measured at fair value through profit or loss	–	–	–	(174,492)	–	(174,492)
Loss before income tax	(4,550,046)	115,132	(18,720)	(290,708)	(43,956)	(4,788,298)
Income tax benefit	568,757	–	–	72,677	–	641,434
Net loss	(3,981,289)	115,132	(18,720)	(218,031)	(43,956)	(4,146,864)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(3,993,712)	115,132	(18,720)	(218,031)	(43,956)	(4,159,287)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS *(CONTINUED)*

Reconciliation of unaudited condensed consolidated balance sheet

	As of December 31, 2025							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred shares (Note (i)) RMB	Convertible debt (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Warranty accrual (Note (vi)) RMB	Amounts under IFRS Accounting Standards RMB
Long-term investments	848,672	–	–	–	(848,672)	–	–	–
Financial assets at fair value through profit or loss	–	–	–	–	1,301,059	–	–	1,301,059
Operating lease right-of-use assets, net	9,099,313	–	–	(338,287)	–	–	–	8,761,026
Total assets	154,295,818	–	–	(338,287)	452,387	–	–	154,409,918
Short-term borrowings	6,217,745	–	(14,917)	–	–	–	–	6,202,828
Accruals and other current liabilities	13,412,260	–	(2,509)	–	–	–	–	13,409,751
Deferred tax liabilities	691,652	–	–	–	96,929	–	–	788,581
Other non-current liabilities	6,385,370	–	–	–	–	–	(467,328)	5,918,042
Total liabilities	81,156,075	–	(17,426)	–	96,929	–	(467,328)	80,768,250
Additional paid-in capital	61,399,973	30,809,700	9,564	–	–	85,976	–	92,305,213
Accumulated other comprehensive loss	(825,180)	180,604	(128,466)	–	–	–	–	(773,042)
Retained earnings/ (Accumulated deficit)	11,176,357	(30,990,304)	136,328	(338,287)	355,458	(85,976)	467,328	(19,279,096)
Total shareholders' equity	73,139,743	–	17,426	(338,287)	355,458	–	467,328	73,641,668

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS *(CONTINUED)*

Reconciliation of unaudited condensed consolidated balance sheet *(Continued)*

	As of June 30, 2026							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred shares (Note (i)) RMB	Convertible debt (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Warranty accrual (Note (vi)) RMB	Amounts under IFRS Accounting Standards RMB
Long-term investments	2,976,994	–	–	–	(2,976,994)	–	–	–
Long-term time deposits	–	–	–	–	1,883,895	–	–	1,883,895
Financial assets at fair value through profit or loss	–	–	–	–	1,254,776	–	–	1,254,776
Operating lease right-of-use assets, net	7,890,346	–	–	(357,007)	–	–	–	7,533,339
Total assets	140,679,600	–	–	(357,007)	161,677	–	–	140,484,270
Accruals and other current liabilities	12,201,637	–	(411)	–	–	–	–	12,201,226
Long-term borrowings	6,863,999	–	(131,846)	–	–	–	–	6,732,153
Deferred tax liabilities	548,423	–	–	–	24,250	–	–	572,673
Other non-current liabilities	6,192,234	–	–	–	–	–	(423,372)	5,768,862
Total liabilities	74,717,985	–	(132,257)	–	24,250	–	(423,372)	74,186,606
Additional paid-in capital	61,782,120	30,809,700	9,564	–	–	85,976	–	92,687,360
Accumulated other comprehensive loss	(1,260,255)	180,604	(128,767)	–	–	–	–	(1,208,418)
Retained earnings/ (Accumulated deficit)	7,182,645	(30,990,304)	251,460	(357,007)	137,427	(85,976)	423,372	(23,438,383)
Total shareholders' equity	65,961,615	–	132,257	(357,007)	137,427	–	423,372	66,297,664

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS *(CONTINUED)*

Notes:

(i) Preferred shares

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this "in-between" category is to indicate that a security may not be a permanent part of equity. The Company classified the preferred shares as mezzanine equity in the unaudited condensed consolidated balance sheet and are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the preferred shares over the period starting from issuance date to the earliest redemption date. Upon the consummation of US IPO, the conversion feature of preferred shares were automatically exercised and all preferred shares were automatically converted into ordinary shares.

Under IFRS Accounting Standards, there is no concept of mezzanine or temporary equity classification. The Company designated the preferred shares as financial liabilities at fair value through profit or loss which are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the preferred shares that were attributed to changes in credit risk of the preferred shares were recognized in other comprehensive income or loss, and the remaining amounts of changes in fair value of the preferred shares were recognized in the profit or loss.

(ii) Convertible debt

Under U.S. GAAP, the convertible debt was measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS Accounting Standards, the Group's convertible debt was designated as at fair value through profit or loss such that the convertible debt was initially recognized at fair value. Subsequent to initial recognition, changes in fair value of the convertible debt that were attributed to changes in credit risk of the convertible debt were recognized in other comprehensive income or loss, and other changes in fair value of the convertible debt were recognized in the profit or loss.

(iii) Leases

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the unaudited condensed consolidated statements of comprehensive income/(loss).

Under IFRS Accounting Standards, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost. The amortization of the right-of-use assets is recorded as lease expense and the interest expense is required to be presented in separate line item.

(iv) Investments

Under U.S. GAAP, the investments without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS *(CONTINUED)*

Notes: (Continued)

(v) Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS Accounting Standards, such issuance costs apply a different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi) Warranty accrual

Under U.S. GAAP, warranty accrual is eligible for discounting or not. Considering that the timing of cash payments for the warranty accrual is not fixed or determinable by the Company, the Company elects to record the warranty accrual without considering the discount of the obligation.

Under IFRS Accounting Standards, the initial amount of the warranty accrual is the present value of the anticipated cash flows expected to be required to settle the obligation with appropriate discount rates. The carrying amount of the warranty accrual increases in each period to reflect the passage of time with said increase recognized as a borrowing cost.

27. SUBSEQUENT EVENTS

Repurchase of shares

In July 2026, the Company repurchased a total of 20,178,916 Class A Ordinary Shares represented by the ADSs at an aggregate consideration of US$125,973 on the Nasdaq.

Issuance of bond

In August 2026, the Group issued its second tranche of 2026 technology innovation bonds on the National Interbank Bond Market of China, with a total principal of RMB3,000,000. The bond has a term maturity of three years and bears coupon rate of 1.75% per annum.

DEFINITIONS

"2019 Plan"	the share incentive plan our Company adopted on July 2, 2019, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV to the Prospectus
"2020 Plan"	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV to the Prospectus
"2021 Plan"	the share incentive plan our Company adopted on March 8, 2021, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV to the Prospectus
"2028 Notes"	the convertible senior notes in an aggregate principal amount of US$862.5 million due 2028 with an interest rate of 0.25% per annum that our Company issued on April 12, 2021
"ADS(s)"	American Depositary Shares, each representing two Class A Ordinary Shares
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Auditor"	PricewaterhouseCoopers
"Beijing CHJ"	Beijing CHJ Information Technology Co., Ltd.* (北京車和家信息技術有限公司), a limited liability company established under the laws of the PRC on April 10, 2015 and a Consolidated Affiliated Entity of our Company
"Beijing CLX"	Beijing Chelixing Information Technology Co., Ltd.* (北京車勵行信息技術有限公司), a limited liability company established under the laws of the PRC on June 25, 2018 and a Consolidated Affiliated Entity of our Company
"Board"	the board of Directors
"CEO Award Shares"	upon Listing, the 108,557,400 Class A Ordinary Shares resulted from the conversion of the 108,557,400 Class B Ordinary Shares granted and issued pursuant to the 2021 Plan to Mr. Li on May 5, 2021. For details please see section headed "Directors and Senior Management – Directors' remuneration – Grant of CEO Award" in the Prospectus
"China" or "PRC"	the People's Republic of China, and, unless the context requires otherwise and solely for the purpose of this interim report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan region of the People's Republic of China

DEFINITIONS

"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Li Auto Inc. (理想汽車) (formerly known as "Leading Ideal Inc." and "CHJ Technologies Inc."), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
"Consolidated Affiliated Entity(ies)"	entities we control wholly or partly through the Contractual Arrangements, namely our VIEs and their subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between the WFOE, our VIEs and the Registered Shareholders (as applicable), as detailed in the section headed "Contractual Arrangements" in the Prospectus and as amended, restated, renewed, reproduced or joined from time to time
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix C1 of the Listing Rules
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Global Offering"	the Hong Kong Public Offering and the International Offering as defined and described in the Prospectus
"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China

DEFINITIONS

"Hong Kong Public Offering"	the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed "Structure of the Global Offering – The Hong Kong Public Offering" in the Prospectus
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"International Offering"	the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3 that was filed with the SEC and automatically became effective on August 2, 2021, a preliminary prospectus supplement, and a final prospectus supplement, and subject to the terms and conditions of the International Underwriting Agreement, as further described in the section headed "Structure of the Global Offering" in the Prospectus
"Latest Practicable Date"	July 31, 2026, being the latest practicable date for ascertaining certain information in this interim report before its publication
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Date"	August 12, 2021, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Listing Rules
"Mr. Li" or "Founder"	Mr. LI Xiang
"Nasdaq"	The NASDAQ Stock Market in the United States
"PRC Legal Advisor"	Han Kun Law Offices
"Prospectus"	the prospectus of the Company dated August 3, 2021

DEFINITIONS

"Registered Shareholders"	the registered shareholders of our VIEs, namely, with respect to Beijing CHJ, LI Xiang and LI Tie; and with respect to Xindian Information, LI Xiang, FAN Zheng, SHEN Yanan, LI Tie, QIN Zhi, LIU Qinghua, WEI Wei, SONG Gang, YE Qian and XU Bo
"Reporting Period"	the six months ended June 30, 2026
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"RSU(s)"	restricted share unit(s)
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2019 Plan, the 2020 Plan and the 2021 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of the United States

DEFINITIONS

"US ATM Offering"	the offer of the ADSs on the Nasdaq, alternative trading systems or other markets for the ADSs, pursuant to a shelf registration statement on Form F-3 that was filed with the SEC on August 2, 2021, including a prospectus supplement filed with the SEC on June 28, 2022 pursuant thereto, including the documents incorporated by reference therein, and which does not constitute a public offering in Hong Kong and was terminated on September 27, 2023. Information on the listing of the Class A Ordinary Shares underlying the ADSs issued in connection with the US ATM Offering on the Stock Exchange is disclosed in the announcement and the listing document of the Company dated June 29, 2022
"U.S. GAAP"	United States generally accepted accounting principles
"VIEs", each a "VIE"	Beijing CHJ and Xindian Information
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Wheels Technology
"Wheels Technology"	Beijing Co Wheels Technology Co., Ltd.* (北京羅克維爾斯科技有限公司), a limited liability company established under the laws of the PRC on December 19, 2017 and a subsidiary of our Company
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"Xindian Information"	Beijing Xindian Transport Information Technology Co., Ltd.* (北京心電出行信息技術有限公司), a limited liability company established under the laws of the PRC on March 27, 2017 and a Consolidated Affiliated Entity of our Company
"%"	per cent

* *For identification purposes only.*